
11007273


SEC MAIL PROCESSING SECTION
RECEIVED
APR 20 2011
WASH, D.C.
211
ACTIVISION
BLIZZARD
TM

2010 ANNUAL REPORT

Another Record Year

PROVEN BRANDS, GLOBAL REACH, AND ONLINE LEADERSHIP

29% Operating margin*

$0.79 Earnings per share*

$1.4 Billion in operating cash flow

$3.5 Billion in total cash and investments, no debt

First ever cash dividend

Non-GAAP—For a full reconciliation see tables at the end of the annual report.

Migration to Online Driving Margin Expansion

RECORD REVENUES FROM DIGITAL CHANNELS*

$1.5B+
Revenues

20%+
Growth

50%+
Operating
Margin

2008
2009
2010

*Represents Non-GAAP revenues from subscriptions and licensing royalties, value added services, downloadable content, digitally distributed products, and wireless devices.



Proven Record of Growing Revenues and Profitability

WORLD OF WARCRAFT®

*Blizzard Entertainment's World of Warcraft is the #1 subscription-based Massively Multiplayer Online Role-Playing Game Worldwide**



12M+
Subscribers
3/2005
11/2005
7/2007
10/2008
10/2010

**#1 ranking and chart based on internal company records, public data, and/or reports from key distribution partners.*


SALLY

Proven Record of Growing Revenues and Profitability

CALL OF DUTY®

*Activision Publishing's Call of Duty is the #1 selling third-party console and PC franchise of all time**

$1.2B+

Revenues

2003 2004 2005 2006 2007 2008 2009 2010

**#1 ranking in $s, based on NPD, GFK-Charttrack; graph based on internal company records and/or reports from key distribution partners.*

Another Record Year

PROVEN BRANDS, GLOBAL REACH, AND ONLINE LEADERSHIP

ACTIVISION | BLIZZARD	#1 publisher overall, all time highest retail share [1]
ACTIVISION | BLIZZARD	Biggest year ever in Asia Pacific
CALL OF DUTY BLACK OPS	Largest entertainment launch in history [2]
CALL OF DUTY BLACK OPS	#1 Best-selling video game of all time [3]
STARCRAFT	Fastest-selling strategy game of all time [4]
WORLD OF WARCRAFT	Biggest year in franchise history [5]
WORLD OF WARCRAFT	Fastest-selling PC game of all time [6]
BATTLE.NET	Record number of digitally distributed games [7]

[1] *In 2010, in NA and EUR, based on NPD, GFK-Charttrack*

[2] *As measured by five-day worldwide sell through in dollars, based on internal estimates*

[3] *Measured in units, as of February 2011, based on reports from NPD, GFK-Charttrack*

[4] *Based on internal company records, public data, and/or reports from key distribution partners*

[5] *In revenue and units, based on internal company records and/or reports from key distribution partners*

[6] *Based on internal company records, public data, and/or reports from key distribution partners*

[7] *Based on internal company records, and compared to digitally distributed games by company in previous years*

To our shareholders:

2010 Results: Another Record Year[i]—In 2010, we delivered non-GAAP net revenues of $4.8 billion and grew non-GAAP earnings per diluted share by 14.5% year over year to $0.79. On a GAAP basis, our net revenues were $4.4 billion and earnings per diluted share were $0.33. Although we are firm believers that the use of Generally Accepted Accounting Principles (GAAP) is an appropriate lens through which to view our performance, we believe that the use of non-GAAP financial measures provides investors with an additional important perspective from which to view our results that is consistent with the way management assesses our business.

Our strong performance this year enhanced our financial position. We ended the year with approximately $3.5 billion in cash and investments and no debt.

We generated a record $1.4 billion in operating cash flow, a good measure of how we build shareholder value. We also delivered the most profitable year in our company's history, as well as a record non-GAAP operating margin of 29%, an industry record[ii], and a return on invested capital of 30%[iii]. These financial metrics are reflections of our continued migration to, and leadership in, online entertainment and a clear illustration that our strategy and continued superb execution should provide superior long-term returns for our shareholders.

Our commitment to entertaining audiences with excellent games hasn't changed in twenty years—but the way we reach our audiences, and the methods our audiences have available to determine how they best want to pay for our content, have changed greatly.

We continue to heavily invest in our franchises, in new potential franchises, and in our systems and capabilities to bring our products and services to new markets around the world. Yet, we are generating more cash than we can find good uses for. As a result, in 2010, we became the first company in our industry to issue a dividend and we repurchased nearly $1 billion of our stock, bringing our two-year share buyback total to approximately $2.2 billion. We think buying our own shares represents a very good investment for our shareholders and, if our share price remains within our targets for repurchase, we plan to continue to buy the additional $1.5 billion worth of shares that our Board recently authorized us to repurchase. We are always on the lookout for ways to use our capital thoughtfully, and it is probably worth mentioning that the criteria haven't changed much in twenty years. We like to invest our capital in proprietary products or services that have a history of profitability (which we measure in years, not days or months), are internationally appealing, serve to deepen our moats, and can reasonably be expected to generate a financial return that is greater than our weighted average cost of capital.

Value Creation—Warren Buffett, the benchmark for just about everything, has articulated the performance yardstick used within Berkshire as follows: to increase per-share book value at a rate greater than the increase of the S&P 500. If it's good enough for Warren and Charlie Munger, it's good enough for us.

We recognize that it is our ability to create incremental book value growth that should result in capital appreciation for our investors. Achieving this goal requires discipline, flexibility, and maintaining a close connection with the tastes and interests of our audiences. Over time, our ability to do so has been reflected in our shareholder returns.

Since 1991, when the company was insolvent and Brian Kelly and I bought control of Activision, we have kept our plan simple and our focus sharp. Over the last 20 years, we have doubled our revenues every 4–5 years, and we have steadily increased our operating margins.

Based on the metric of growth in per-share book value[iv], our 20-year results reflect an outperformance of the S&P 500 Index by an average of over 200 basis points per year. In that same period, the market has rewarded this performance. ATVI shares have appreciated at a compounded annual growth rate of over 26%. As our company continues to grow, it will be hard to continue to grow at these rates, but we intend to try as hard as we have for the last twenty years.

Last year, our stock price once again outperformed the S&P 500 Index. While our operating results were strong, they did include a lot of investment into new games, as well as losses from some categories that performed far below our expectations. We are very patient when we see areas of investment that have great potential for the future, but this year we had a few games and game categories that continued to underperform substantially enough that we were forced to the exit doors. The types of games our audiences consume, and the ways they consume them, continue to change and, as passionate as we sometimes are for a game or franchise, these new dynamics require decisions that are difficult.

One of the reasons we have sustained success and outperformed all of our various competitors over a long period of time is the ability of our deeply experienced leadership team to prioritize opportunities. We hope to continue to do this well for the benefit of our audiences and our stakeholders.

Our success in leveraging these same investments will be key if we are to continue our rate of intrinsic value creation in the coming years. Our confidence is boosted by our franchises, our platforms, and our extraordinarily talented employees, all of which play a critical role in driving our success. It can sometimes appear as motherhood to thank and recognize our employees' efforts and contributions, but our employees are so talented and exceptionally capable that it is worth a special note of recognition. Quite simply, we have the most talented people in all of interactive entertainment and we would not have such a long history of success without these talented people making, marketing and selling games—and serving in all of the other critical parts of our business—around the world.

Foundations for Sustained, Profitable Growth—Great talent combined with great franchises and the ability to carefully respond to the tastes and interests of our audiences is our simple formula for success.

Today, we have three of the most valuable franchises in interactive media in *Call of Duty®*, *World of Warcraft®* and *Starcraft®*. Our games are enjoyed by tens of millions of players around the world and on an increasing range of platforms, each of which deepens our breadth, reach and degree of connectedness with our audiences.

From 2000 to 2005, we observed the fundamental change that was occurring in consumer behavior, namely, the rise in Internet adoption, and how that was, and would be, leaving its imprint on the video game industry. We moved deliberately and purposefully to reinvent our brands, our teams and our culture to one that embraced the technological change that was occurring. This reinvention included our transformational 2008 merger with Blizzard Entertainment.

Blizzard had, by the time of our merger, accumulated an unmatched experience in online game development and cultivated several premium, deeply invested and engaged global communities around their content. The benefits we have gained from moving "behind the veil" at Blizzard have served us well, as we have selectively applied the Blizzard model to our development of other core properties.

Today, by virtue of access to the incredible flow of data that runs through our service infrastructure, we are uniquely able to harness the power of technology and content-driven changes in consumer demand to stimulate deeper, more personal, more intense and more satisfying experiences for our players. By innovating against our strengths and focusing our efforts against the largest and most profitable opportunities, we have not only expanded the depth and quality of the entertainment experiences we deliver, but we have done so in a manner that has significantly improved our financial results.

Blizzard's breakthrough release of *Battle.net®* last July is a great example of innovation against strength, and innovation based on player insights. *Battle.net* is a database, a distribution platform, a hosting environment, a social net, a user-generated content tool, and a customer service portal all brought together into a first-of-its-kind, fully integrated online gaming platform. This year, we will be unveiling *Call of Duty's* long-anticipated digital platform, which will draw on much of the learning and experience from *Battle.net* to support *Call of Duty's* global audience of tens of millions of players.

In 2010, we executed three record-shattering content launches for our most important franchises. Blizzard Entertainment's *StarCraft II: Wings of Liberty®*, and *World of Warcraft: Cataclysm™* combined for nearly 9 million units of full-game retail sales and online downloads, with each posting record launch sales figures.

In 2010, Blizzard Entertainment's *World of Warcraft*, remained the #1 subscription-based massively multiplayer online role-playing game, with over 12 million gamers worldwide. Last year's expansion, *World of Warcraft: Cataclysm*, set a new launch record with over 4.7 million units sold in its first month, and it did so with an unprecedented mix of digitally-distributed games. Not only does digital distribution deliver content to our audiences faster, it reduces costs, and by virtue of our ability to transact directly with the player base, enables us to retain a greater percentage of the total economics to reinvest in our franchises.

Blizzard Entertainment also released *StarCraft II: Wings of Liberty*, the long-awaited follow-up to its 1998 blockbuster strategy game, *StarCraft. Wings of Liberty* shattered sales records for the strategy genre by selling over 3 million units in its first month and nearly 4.5 million units between its July 27, 2010 launch and the end of last year. Blizzard continues to strengthen its brand and delight its audiences.

Activision Publishing and our wholly owned Treyarch studio released the next iteration to the *Call of Duty* franchise, *Call of Duty: Black Ops*™, which surpassed even the incredibly high bar set by 2009's *Call of Duty: Modern Warfare*® *2*. These two titles have achieved a distinction unmatched by any other franchise in entertainment, to our knowledge, by setting the record for the largest entertainment launch ever—across any medium—in two consecutive years. Consistently delivering fresh, new, incredibly innovative content is what transforms a "launch" into the sustainable, repeatable long-term franchises we have built and, most importantly, allows us to keep our audiences excited and enthusiastic about our games. Television is the best analogy and our franchises are in the early days of their lives as compared to the great television franchises.

Looking forward, our development pipeline has never been stronger. Activision Publishing's slate includes a new *Call of Duty* game and the long-anticipated digital platform, the highly innovative *Skylanders Spyro's Adventure*™, which will be released on multiple platforms, and a project from Bungie. Blizzard Entertainment has been hard at work developing new content for all three of their franchises: *World of Warcraft, StarCraft* and *Diablo*, as well as working on an unannounced project that will become their next generation MMO.

Building on our unique portfolio of brands and the wealth of information from our passionate communities, and leveraging the capabilities of a fast-evolving technology and Internet landscape around us, we truly stand poised to continue our leadership position as the world leader in interactive entertainment, we hope, for many years to come.

We remain steadfast in our commitment to search for new ways to satisfy our audiences and serve our strategic partners, shareholders and community. We will continue to operate a highly disciplined company that makes the necessary investments and takes thoughtful creative risks. Our determination to continue using our core principles to guide our everyday operations should continue to drive our future success.

Sincerely,

Robert Kotick
President and Chief Executive Officer,
Activision Blizzard

Brian Kelly
Co-Chairman of the Board,
Activision Blizzard

i For a reconciliation of the non-GAAP measures cited in this letter to the most comparable GAAP measures, please see the reconciliation tables at the end of this annual report.

ii Non-GAAP operating margin record relative to major third party western publisher peer group.

iii Return on Invested Capital is calculated using non-GAAP net income divided by average estimated invested capital. We estimate invested capital by including non-GAAP net income, treasury shares, the issuance of shares, and dividends since the year of the business combination. The average is calculated using the beginning and ending balances of invested capital for the year of 2010.

iv Per-share book value is calculated as total shareholders' equity divided by the number of shares outstanding.

SELECTED FINANCIAL DATA

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly-owned subsidiary of Vivendi, and Vivendi Games, Inc. ("Vivendi Games"), a wholly- owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard, Inc. prior to July 9, 2008 are those of Vivendi Games, Inc. (see Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report). Therefore, 2010, 2009 and 2008 financial data is not comparable with prior periods.

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with our Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report. The selected consolidated financial data presented below at and for each of the years in the five-year period ended December 31, 2010 is derived from our Consolidated Financial Statements. All amounts set forth in the following tables are in millions, except per share data.

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Statement of Operations Data:					
Net Revenues	$4,447	$4,279	$3,026	$1,349	$1,018
Net income (loss)	418[1]	113[2]	(107)	227	139
Basic net income (loss) per share[3]	0.34	0.09	(0.11)	0.38	0.24
Diluted net income (loss) per share[3]	0.33	0.09	(0.11)	0.38	0.24
Cash dividends declared per share[4]	0.15	—	—	—	—
Balance Sheet Data:					
Total assets	$13,406	$13,742	$14,465	$879	$758

(1) In the fourth quarter of 2010, we recorded $326 million of impairment charges within our Activision segment. These charges consisted of impairments of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively.

(2) In the fourth quarter of 2009, we recorded $409 million of impairment charges within our Activision segment. These charges consisted of impairments of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchise intangible assets, respectively.

(3) *Stock Split*—In July 2008, the Board of Directors approved a two-for-one split of our outstanding shares of common stock effected in the form of a stock dividend ("the split"). The stock dividend was issued on September 5, 2008 to shareholders of record at August 25, 2008.

(4) *Cash Dividends*—On February 9, 2011, our Board of Directors declared a cash dividend of $0.165 per share to be paid on May 11, 2011 to shareholders of record at the close of business on March 16, 2011. On February 10, 2010, our Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. Future dividends will depend upon our earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors. There can be no assurances that dividends will be declared in the future. Prior to the cash dividend declared in February 2010, the Company had never paid a regular cash dividend.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

Activision Blizzard, Inc. is a worldwide online, personal computer ("PC"), console, handheld, and mobile game publisher of interactive entertainment. The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries. Based upon our organizational structure, we conduct our business through three operating segments as follows:

Activision Publishing, Inc.

Activision Publishing, Inc. ("Activision") is a leading international publisher of interactive software products and downloadable content. Activision develops and publishes video games on various consoles, handheld platforms and the PC platform through internally developed franchises and license agreements. Activision currently offers games that operate on the Sony Computer Entertainment, Inc. ("Sony") PlayStation 3 ("PS3"), Nintendo Co. Ltd. ("Nintendo") Wii ("Wii"), and Microsoft Corporation ("Microsoft") Xbox 360 ("Xbox 360") console systems; Nintendo Dual Screen ("NDS") and Nintendo DSi ("DSi") handheld devices; the PC; the Apple iPhone ("iPhone"), the Apple iPad ("iPad") and other mobile devices. Our Activision business involves the development, marketing, and sale of products through retail channels or digital downloads, by license, or from our affiliate label program with certain third-party publishers.

Blizzard Entertainment, Inc.

Blizzard Entertainment, Inc. ("Blizzard") is a leader in terms of subscriber base and revenues generated in the subscription-based massively multi-player online role-playing game ("MMORPG") category. Blizzard internally develops and publishes PC-based computer games and maintains its proprietary online-game related service, Battle.net. Our Blizzard business involves the development, marketing, sales and support of role playing action and strategy games. Blizzard also develops, hosts, and supports its online subscription-based games in the MMORPG category. Blizzard is the development studio and publisher best known as the creator of *World of Warcraft* and the multiple award winning *Diablo*, *StarCraft*, and *World of Warcraft* franchises. Blizzard distributes its products and generates revenues worldwide through various means, including: subscription revenues (which consist of fees from individuals playing *World of Warcraft*, prepaid cards and other value-added service revenues such as realm transfers, faction changes, and other character customizations within the *World of Warcraft* gameplay); retail sales of physical "boxed" products; online download sales of PC products; and licensing of software to third-party or related party companies that distribute *World of Warcraft* and *StarCraft II*.

Activision Blizzard Distribution

Activision Blizzard Distribution ("Distribution") consists of operations in Europe that provide warehousing, logistical, and sales distribution services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Business Combination

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly-owned subsidiary of Vivendi, and Vivendi Games, Inc. ("Vivendi Games"), a wholly- owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard, Inc. prior to July 10, 2008 are those of Vivendi Games.

Activision Blizzard's Non-Core Exit Operations

Activision Blizzard's non-core exit operations ("Other" or "Non-Core") represent legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination described above, but that do not meet the criteria for separate reporting of discontinued operations. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment. Consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

Key Industry Dynamics

Overall, the installed base of current-generation console systems and handheld devices has continued to significantly expand. As of December 2010, according to The NPD Group with respect to North America and Charttrack and Gfk with respect to Europe, the installed base of current generation console systems and handhelds devices grew to 267 million units, an increase of 50 million units or 23% from December 2009. Additionally, the online-enabled consoles (the Microsoft Xbox 360 and the Sony PS 3) grew to 74 million units at December 2010, an increase of 19 million units, or 35%, year-over-year.

Further, according to the same sources for North America and Europe, for the year ended December 31, 2010, retail sales of software for high-definition online-enabled platforms (Microsoft Xbox 360, Sony PS 3, and the PC) experienced an increase of 13% versus prior year, while software sales for the Wii and handheld devices were collectively down by 24%, resulting in an overall decrease in retail software sales of 7%.

The sales of highly-rated core games with online functionality, such as *Call of Duty: Black Ops*, have continued to trend upwards and have gained share. According to the same information sources, first-person action genres increased retail share by 29% in 2010 as compared to 2009 in North America and Europe, collectively. On the other hand, considerable weakness in casual consumer titles, particularly in the music and casual genres, which declined in 2010, compared to 2009, was reflected in the decline in the retail sales of software for the Wii and handheld devices.

Notably, digital distribution channels continue to experience significant growth and are estimated to be up approximately 14% over prior year for North America and Europe, based on our internal estimates. We also estimate that increasing revenues from the digital channel helped to offset weakness at retail, resulting in a total decrease of only 3% year-over-year for the industry. We include downloadable games and content, massively multiplayer online subscriptions and value-added services, and mobile and social games in our estimates of revenues from this digital channel.

Business Results and Highlights

Notwithstanding the above-mentioned industry dynamics, Activision Blizzard's overall results were strong in 2010. Consolidated net revenues were $4.447 billion, and consolidated net income was $418 million, which included a $326 million non-cash pre-tax charge from the impairment of finite-lived intangible assets reflecting the impact of the weaker sales in the casual and music genres. The Company grew revenues, operating income, operating margin and earnings per share as compared to the same period in 2009 and generated $1.376 billion in net cash from operating activities for 2010.

Also, according to The NPD Group with respect to North America and Charttrack and Gfk for Europe and Activision Blizzard internal estimates, as applicable, during 2010:

- Activision Blizzard was the #1 publisher in North America and Europe, collectively;
- Activision Blizzard was the #1 publisher in North America on Xbox 360, PS3 and PC, collectively;
- Activision's *Call of Duty: Black Ops* was the #1 title overall and has achieved more than $1 billion in retail sales worldwide;
- Blizzard Entertainment's *World of Warcraft: Cataclysm*, which was launched on December 7, 2010, sold through more than 3.3 million copies worldwide to consumers during its first 24 hours of release, making it the fastest-selling PC game of all time and sold through more than 4.7 million copies in its first month of release; and
- In North America and Europe, Activision Blizzard had three of the top five PC titles: *StarCraft II, World of Warcraft: Cataclysm* and *Call of Duty: Black Ops.*

In addition, during the December quarter, in North America and Europe, *Call of Duty: Black Ops* was the #1 best-selling console title in revenues and the *Call of Duty* franchise was the #1 franchise overall according to The NPD Group with respect to North America and Charttrack and Gfk with respect to Europe.

In April 2010, Bungie, a developer of successful game franchises, and Activision announced an exclusive 10-year alliance to bring Bungie's next big action game universe to market.

On February 3, 2011, our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1.5 billion of our common stock until the earlier of March 31, 2012 and a determination by the Board of Directors to discontinue the repurchase program.

On February 9, 2011, our Board of Directors declared a cash dividend of $0.165 per common share to be paid on May 11, 2011 to shareholders of record at the close of business on March 16, 2011.

Product Release Highlights

The following games, among other titles, were released during the year ended December 31, 2010:

Activision Publishing:

- *How to Train Your Dragon*
- *Zhu Zhu Pets*
- *Cabela's Monster Buck Hunter*
- *Shrek Forever After*
- *Blur*
- *Call of Duty: Modern Warfare 2* map packs
- *Transformers: War For Cybertron*
- *Singularity*
- *Spider-Man: Shattered Dimensions*
- *Guitar Hero: Warriors of Rock*
- *DJ Hero 2*
- *Tony Hawk: SHRED*
- *Cabela's Dangerous Hunts*
- *James Bond 007: Bloodstone*
- *GoldenEye 007*
- *Bakugan: Defenders of the Core*
- *Call of Duty: Black Ops*

Blizzard Entertainment:

- *StarCraft II: Wings of Liberty*
- *World of Warcraft: Cataclysm*

On August 31, 2010, Blizzard Entertainment and NetEase.com, Inc. launched *World of Warcraft: Wrath of the Lich King*, the second expansion for *World of Warcraft*, in mainland China. As of December 31, 2010, more than 12 million gamers worldwide were subscribed to play *World of Warcraft*.

In 2011, we expect to continue to build on the success of our *Call of Duty* franchise. We also expect to introduce *Skylanders Spyro's Adventure*, an innovative new game that will enable players to transport real-world toys into the virtual worlds of a video game through the use of "smart toys". Additionally, we expect to release several other titles including two movie-based titles (*X-Men: First Class* and *Transformers: Dark of the Moon*) and games based on the best-selling *Spider-Man* franchise, the toy *Bakugan*, the TV shows *Wipe Out* and *Family Guy*, as well as the long-standing *Cabela's* hunting franchise. In the first quarter of calendar year 2011, Activision Publishing released *Call of Duty: Black Ops First Strike*, the first add-on map pack for *Call of Duty: Black Ops*. The map pack launched on Xbox Live on February 1, 2011 and will be available on PS3 and the PC later in the quarter.

International Operations

International sales are a fundamental part of our business. Net revenues from international sales accounted for approximately 46%, 48%, and 50% of our total consolidated net revenues for the years ended December 31, 2010, 2009 and 2008, respectively. We maintain significant operations in the United States, Canada, the United Kingdom, Germany, France, Italy, Spain, Australia, Sweden, South Korea, Norway, Denmark, China, and the Netherlands. We believe that it is important to develop content locally that is specifically directed toward local cultures and customs to succeed internationally. Our international business is subject to risks typical of an international business, including, but not limited to, foreign currency exchange rate volatility. Accordingly, our future results could be materially and adversely affected by changes in foreign currency exchange rates.

Management's Overview of Business Trends

Online Content and Digital Downloads

We provide our products through both the retail channel and through digital online delivery methods. Many of our video games that are available through retailers as packaged software products such as DVDs are also available by direct digital download through the Internet (both from websites that we own and from others owned by third parties). We also offer downloadable content and add-ons to our products (*e.g.*, new multi-player map packs and additional songs). Digital online-delivered content is generally offered to consumers for a one-time fee. Our subscription based services are digitally delivered and hosted by Blizzard Entertainment's proprietary online gaming service, Battle.net. Digital revenues have become an increasingly important part of our business and we continue to focus on and grow them. For 2010 compared to 2009, our sales through digital channels grew year-over-year.

Current Generation of Game Consoles

The current generation of game consoles began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched the PS3 and the Wii, respectively. We have seen a significant decline in PS2 revenues during 2010 and 2009 as compared to 2008, suggesting that this prior- generation platform is very close to being completely replaced by the current generation of consoles. Overall console sales remained strong in 2010, with an installed base of hardware in the U.S. and Europe of 267 million units as of December 31, 2010, representing an increase of 23% in units year-over-year, according to The NPD Group, with respect to the U.S., and Charttrack and Gfk, with respect to Europe. The installed base of PS3 and Xbox 360 hardware units increased 35% year-over-year, while the installed base of Wii hardware units increased only 24% year-over-year. We will continue to monitor game console sales to manage our product delivery on each platform in a manner we believe to be most effective.

Concentration of Top Titles

The concentration of retail revenues among key core titles has continued as a trend in the overall interactive software industry. According to The NPD Group, the top 10 titles accounted for 23% of the sales in the U.S. video game industry in 2010, as compared to 21% in 2009. Similarly, a significant portion of our revenues has historically been derived from video games based on a few popular franchises and these video games are responsible for a disproportionately high percentage of our profits. For example, our two key franchises of *Call of Duty* and *World of Warcraft*, accounted for over 62% of our net revenues, and a significantly higher percentage of our operating income, in 2010. We expect that a limited number of popular franchises will continue to produce a disproportionately high percentage of our revenues and profits.

Seasonality

The interactive entertainment industry is highly seasonal. We have historically experienced our highest sales volume in the year-end holiday buying season, which occurs in the fourth quarter, and our lowest sales volume in the second quarter of our calendar year. We defer the recognition of a significant amount of net revenue related to our software titles containing online functionality that constitutes a more-than-inconsequential separate service deliverable over an extended period of time (i.e., typically six months to less than a year). As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on a number of factors, including title release dates, consumer demand for our products, market conditions and shipment schedules.

Focused Product Offering and Restructuring Plan

Driven by a desire to improve operating margin by focusing Activision's resources on titles it believes have the best potential for success and the anticipation of a continuing weak environment for casual and music-based games, we will be implementing a restructuring plan involving a focus on the development and publication of a reduced slate of titles on a going-forward basis. Specifically, we will be disbanding our Guitar Hero business unit and discontinuing the development of all music-based games, including the Guitar Hero title we had previously planned for 2011. In addition, we decided to discontinue development on *True Crime: Hong Kong* due to the concentration of competitive titles in that genre. The restructuring plan will also involve a re-alignment of our cost structure to correspond to our more focused product slate and a related reduction in studio headcount and corporate overhead. The reduction will result in the separation of approximately 500 employees.

As a result of this shift in our focus, in 2011, we expect fewer overall releases but a more focused slate than in the past two years. As such, we expect our top line net revenues to be down year-over-year, primarily due to lower revenues from products with low-to-no profitability. In addition, since Blizzard had two major releases in 2010 and has not yet announced a launch date for its next global release, we are currently assuming two fewer titles from Blizzard in 2011 and, accordingly, lower revenues.

Consolidated Statements of Operations Data

Note—The historical financial statements prior to July 10, 2008 are those of Vivendi Games only. The financial information of the businesses operated by Activision, Inc. prior to the Business Combination is included from the date of the Business Combination (i.e. from July 10, 2008 onwards), but not for prior periods.

The following table sets forth consolidated statements of operations data for the periods indicated in dollars and as a percentage of total net revenues (amounts in millions):

	For the Years Ended December 31,					
	2010		2009		2008	
Net revenues:						
Product sales	$3,087	69%	$3,080	72%	$1,872	62%
Subscription, licensing, and other revenues	1,360	31	1,199	28	1,154	38
Total net revenues	4,447	100	4,279	100	3,026	100
Costs and expenses:						
Cost of sales—product costs	1,350	31	1,432	33	1,160	38
Cost of sales—MMORPG	241	5	212	5	193	7
Cost of sales—software royalties and amortization	338	8	348	8	267	9
Cost of sales—intellectual property licenses	197	4	315	7	219	7
Product development	642	14	627	15	592	20
Sales and marketing	520	12	544	13	464	15
General and administrative	364	8	395	9	271	9
Impairment of intangible assets	326	7	409	10	—	—
Restructuring	—	—	23	1	93	3
Total costs and expenses	3,978	89	4,305	101	3,259	108
Operating income (loss)	469	11	(26)	(1)	(233)	(8)
Investment and other income, net	23	1	18	1	46	2
Income (loss) before income tax expense	492	12	(8)	—	(187)	(6)
Income tax expense (benefit)	74	2	(121)	(3)	(80)	(2)
Net income (loss)	$418	10%	$113	3%	$(107)	(4)%

Operating Segment Results

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our Chief Operating Decision Maker ("CODM"), the manner in which operating performance is assessed and resources are allocated, and the availability of separate financial information. We do not aggregate operating segments.

The CODM reviews segment performance exclusive of the impact of the change in deferred net revenues and related cost of sales with respect to certain of our online-enabled games, stock-based compensation expense, restructuring expense, amortization of intangible assets and purchase price accounting related adjustments, impairment of intangible assets, integration and transaction costs, and other*. Information on the operating segments and reconciliations of total segment net revenues and total segment income (loss) from operations to consolidated net revenues and operating income (loss) for the years ended December 31, 2010, 2009, and 2008 are presented below (amounts in millions):

	For the Years Ended December 31,				
	2010	2009	2008	Increase/ (decrease) 2010 v 2009	Increase/ (decrease) 2009 v 2008
Segment net revenues:					
Activision	$2,769	$3,156	$2,152	$(387)	$1,004
Blizzard	1,656	1,196	1,343	460	(147)
Distribution	378	423	227	(45)	196
Operating segment net revenue total	4,803	4,775	3,722	28	1,053
Reconciliation to consolidated net revenues:					
Net effect from deferral of net revenues	(356)	(497)	(713)	141	216
Other*	—	1	17	(1)	(16)
Consolidated net revenues	$4,447	$4,279	$3,026	$168	$1,253
Segment income from operations:					
Activision	$511	$663	$307	$(152)	$356
Blizzard	850	555	704	295	(149)
Distribution	10	16	22	(6)	(6)
Operating segment income from operations total	1,371	1,234	1,033	137	201
Reconciliation to consolidated operating (loss) income:					
Net effect from deferral of net revenues and related cost of sales	(319)	(383)	(496)	64	113
Stock-based compensation expense	(131)	(154)	(90)	23	(64)
Restructuring	(3)	(23)	(93)	20	70
Amortization of intangible assets and purchase price accounting related adjustments	(123)	(259)	(292)	136	33
Impairment of intangible assets	(326)	(409)	—	83	(409)
Integration and transaction costs	—	(24)	(29)	24	5
Other*	—	(8)	(266)	8	258
Total consolidated operating income (loss)	$469	$(26)	$(233)	$495	$207

* Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

Note—The historical financial statements prior to July 10, 2008 are those of Vivendi Games only. The financial information of the businesses operated by Activision, Inc. prior to the Business Combination is included from the date of the Business Combination (i.e. from July 10, 2008 onwards), but not for prior periods. We also provide a discussion and analysis of the operating segments for the years ended December 31, 2010, 2009, and 2008 in the Supplemental Pro Forma Information section below as the pro forma basis provides greater comparability for the Activision and Distribution segments as the Supplemental Pro Forma Information reflects pre-Business Combination businesses previously operated by Activision, Inc. The Blizzard segment is not affected by any of the pro forma adjustments.

For better understanding of the differences in presentation between our segment results and the consolidated results, the following explains the nature of each reconciling item.

Net Effect from Deferral of Net Revenues and Related Cost of Sales

We have determined that some of our game's online functionality represents an essential component of gameplay and as a result a more-than-inconsequential separate deliverable. As such, we are required to recognize the revenues of these game titles over the estimated service periods. The product life may range from a minimum of five months to a maximum of less than a year. The related cost of sales is deferred and recognized to match revenues. In the table above, we present the amount of net revenues and related cost of sales separately for each period as a result of the accounting treatment.

Stock-Based Compensation Expense

We expense our stock-based awards using the grant date fair value over the vesting periods of the stock awards. In the case of liability awards, the liability is subject to revaluation based on the then-current stock price. Included within stock-based compensation are the net effects of capitalization, deferral, and amortization. The stock-based compensation expenses for each period are presented above.

Restructuring

We implemented an organizational restructuring plan in the third quarter of 2008 as a result of the Business Combination. The restructuring activities included severance costs, facility exit costs, write offs of assets and liabilities and exit costs from the cancellation of projects. On June 30, 2009, we had completed the majority of our organizational restructuring activities as a result of the Business Combination and do not expect any material costs relating to this item going forward as we have completed these restructuring activities.

However, on February 3, 2011, the Board of Directors of the Company approved a new restructuring plan expected to be implemented in the quarter ending March 31, 2011, resulting in a net pretax charge in the first two quarters of 2011, which is expected to total between $35 and $50 million, comprised of severance costs, the costs of other separation benefits and other exit costs. This represents a subsequent event that occurs after the balance sheet date.

Amortization of Intangible Assets and Purchase Price Accounting Related Adjustments

All of our intangible assets are the result of the Business Combination and other acquisitions. We amortize the intangible assets over their estimated useful lives based on the pattern of consumption of the underlying economic benefits. The amount presented in the table represents the effect of the amortization of intangible assets as well as other purchase price accounting adjustments, where applicable, in our consolidated statements of operations.

Impairment of Intangible Assets

We recorded a non-cash impairment charge on finite-lived intangible assets of $326 million and $409 million for the years ended December 31, 2010 and 2009, respectively, reflecting a continuing weaker environment for the casual game and music genres.

Integration and Transaction Costs

These costs were incurred to effect the Business Combination and included activities such as merging systems and streamlining the business processes of the combined company of Activision Blizzard. We do not expect any further costs relating to this item going forward as we have completed our integration and transaction activities.

Segment Net Revenues

Activision

Activision's net revenues decreased for 2010 as compared to 2009, primarily due to the following:

- Release of fewer key titles in 2010 than in 2009 and weaker sales of games in the music and casual genres. In 2010, Activision released twelve key titles compared to the release of sixteen key titles in 2009; and
- *Blur* and *Singularity*, two new intellectual properties that were released in the second quarter of 2010, had only limited market success. While establishing successful new intellectual properties has always been difficult, the economic environment made it particularly challenging in 2010.

The decreases were partially offset by the:

- Strong performance from *Call of Duty: Black Ops*, which was released in the fourth quarter of 2010;
- Continued strong performance of *Call of Duty: Modern Warfare 2*, which was released in November 2009;

- Launch of the *Call of Duty: Modern Warfare 2 Stimulus Package* map pack on Microsoft Xbox Live ("XBLive") in the first quarter of 2010 and on PlayStation Network ("PSN") in the second quarter of 2010; and
- Launch of the *Call of Duty: Modern Warfare 2 Resurgence* map pack on XBLive in the second quarter of 2010 and on PSN in the third quarter of 2010.

For 2009, net revenues from the Activision segment increased as compared to 2008 primarily due to the following:

- As a result of the consummation of the Business Combination, net revenues of $685 million from the Activision businesses operated by Activision, Inc. for the six months ended June 30, 2009 were included in 2009, but not in 2008;
- Launches of two new intellectual properties, *DJ Hero* and *PROTOTYPE* in 2009; and
- Strong performance from *Call of Duty: Modern Warfare 2*, which was released in November 2009.

These were partially offset by weaker performance of the *Guitar Hero* franchise in 2009 versus 2008.

Blizzard

Blizzard's net revenues increased for 2010 as compared to 2009 primarily as a result of the release of *World of Warcraft: Cataclysm* in the fourth quarter of 2010 and *StarCraft II: Wings of Liberty* in the third quarter of 2010. The increase in net revenues also reflects growth in sales of value-added services related to *World of Warcraft*, which consist of transactions such as realm transfers, faction changes, and other character customizations within the *World of Warcraft* gameplay. The China region business was also back online for the full year of 2010 and Blizzard successfully launched *World of Warcraft: Wrath of the Lich King* in China in August 2010.

Blizzard's net revenues decreased for the year ended December 31, 2009 as compared to 2008 primarily due to no new releases in 2009 and an interruption of *World of Warcraft* in China from June 2009 to September 2009 as a result of a license transfer. This compared to 2008 with the successful November 2008 release of the second expansion pack of *World of Warcraft: Wrath of the Lich King*. This decrease was partially offset by an increase in other value-added service revenues.

Distribution

Distribution's net revenues decreased in 2010 as compared to 2009, primarily due to weakness in the interactive software industry in the United Kingdom ("U.K.") resulting in lower sales from U.K. independent retailers and warehousing services.

The increase in Distribution net revenues for 2009 as compared to 2008 was primarily due to the consummation of Business Combination in which net revenues of $148 million from the Distribution businesses operated by Activision, Inc. for the six months ended June 30, 2009 were included in the year ended December 31, 2009, but not in 2008.

Segment Income from Operations

Activision

Activision's operating income decreased in 2010 as compared to 2009, primarily due to the following:

- Release of fewer key titles in 2010 than in 2009 and weaker sales of games in the music and casual genres;
- Limited market success of two new intellectual properties, *Blur* and *Singularity*; and
- Higher inventory obsolescence of peripherals and write offs as a result of cancellations of certain titles (*e.g.*, a Guitar Hero title that had been planned for release in 2011 and *True Crime: Hong Kong*).

These negative impacts on operating income were partially offset by:

- Stronger performance from our *Call of Duty* franchise in both retail and digital channels;

- A positive shift in the sales mix to higher-margin digital products;
- Lower sales and marketing expenses as a result of fewer releases; and
- Savings realized from headcount reductions within certain administrative functions in the first quarter of 2010.

Activision's operating income increased in 2009 as compared to 2008, primarily due to the following:

- The increase in revenues from Activision as noted previously; and
- Lower operating expenses stemming from continuing effective cost-containment strategies.

Blizzard

Blizzard's operating income increased for 2010 as compared to 2009, primarily due to:

- Release of *World of Warcraft: Cataclysm* in the fourth quarter of 2010 and *StarCraft II: Wings of Liberty* in the third quarter of 2010;
- Increase in sales of value-added services related to *World of Warcraft*; and
- The China region business being back online for full year of 2010 and the successful launch of *World of Warcraft: Wrath of the Lich King* in China in August 2010.

Blizzard's operating income for 2009 decreased as compared to 2008, primarily as a result of the following:

- The decrease in net revenues noted previously; and
- Incremental investments made by Blizzard for customer service and for product development for the sequel to *StarCraft*, the next *World of Warcraft* expansion pack, and enhancing Battle.net.

Supplemental Pro Forma Operating Segment Results

The consummation of the Business Combination has resulted in the businesses operated by Activision, Inc. prior to the Business Combination being included from the date of the Business Combination (i.e. from July 9, 2008 onwards), but not for prior periods. Therefore, for comparability purposes, we combined Activision, Inc.'s financial information with Activision Blizzard's reported financial information in the following table to create pro forma Activision Blizzard financial information for the year ended December 31, 2008. This pro forma information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may have resulted from the Business Combination and therefore is not necessarily indicative of results that would have been achieved had the business been combined during the years presented. We have included a reconciliation between the reported consolidated and segment financial information to the pro forma consolidated and segment financial information. See Note 14 of the Notes to Consolidated Financial Statements for further details of our segment presentation.

	For the years ended December 31,						
	2010	2009	2008	Increase/ (decrease) 2010 v 2009	Increase/ (decrease) 2009 v 2008	% change 2010 v 2009	% change 2009 v 2008
Pro forma segment net revenues:							
Activision	$2,769	$3,156	$3,279	$(387)	$(123)	(12)%	(4)%
Blizzard	1,656	1,196	1,343	460	(147)	38	(11)
Distribution	378	423	410	(45)	13	(11)	3
Pro forma operating segment net revenue total	4,803	4,775	5,032	28	(257)	1	(5)
Reconciliation to pro forma consolidated net revenues:							
Net effect from deferral of net revenues	(356)	(497)	(713)	141	216	28	30
Other*	—	1	17	(1)	(16)	(100)	(94)
Pro forma consolidated net revenues	$4,447	$4,279	$4,336	$168	$(57)	4%	(1)%
Pro forma segment income from operations:							
Activision	$511	$663	$469	$(152)	$194	(23)%	41%
Blizzard	850	555	704	295	(149)	53	(21)
Distribution	10	16	27	(6)	(11)	(38)	(41)
Pro forma operating segment income from operations total	1,371	1,234	1,200	137	34	11	3
Reconciliation to pro forma consolidated operating income (loss):							
Net effect from deferral of net revenues and related cost of sales	(319)	(383)	(496)	64	113	17	23
Stock-based compensation expense	(131)	(154)	(181)	23	27	15	15
Restructuring	(3)	(23)	(93)	20	70	87	75
Amortization of intangible assets and purchase price accounting related adjustments	(123)	(259)	(376)	136	117	53	31
Impairment of intangible assets	(326)	(409)	—	83	(409)	20	—
Integration and transaction costs	—	(24)	(42)	24	18	100	43
Other*	—	(8)	(266)	8	258	100	97
Total pro forma consolidated operating income (loss)	$469	$(26)	$(254)	$495	$228	NM	90%

(*) Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

On a pro forma operating segment basis, our operating margin for the years ended December 31, 2010, 2009 and 2008 was 29%, 26% and 24%, respectively. Highlights and analysis of our individual segment net revenues and income from operations are as follows:

Pro forma Activision Segment Net Revenues

Activision's net revenues decreased for 2010 as compared to 2009, primarily due to the:

- Release of fewer key titles in 2010 than in 2009 and weaker sales of games in the music and casual genres; and

- Limited market success of the two new intellectual properties, *Blur* and *Singularity*.

These negative impacts on net revenues were partially offset by the:

- Strong performance from *Call of Duty: Black Ops*, which was released in the fourth quarter of 2010; and

- Continued strong performance of *Call of Duty: Modern Warfare 2* in retail and its related digital downloadable content.

Activision's net revenues decreased for 2009 as compared to 2008, primarily due to:

- The weakness in the economy adversely impacting the casual game and music genres and the weaker performance of the *Guitar Hero* franchise in 2009 as compared to 2008; and

- The decline in sales of PS2 platform titles due to the aging lifecycle of the PS2 platform as consumers transitioned to current-generation platforms.

Partially offsetting these negative impacts on net revenues were the:

- Increase in net revenues from the strong performance of *Call of Duty: Modern Warfare 2*; and

- Growth in online digital revenues from *Call of Duty* downloadable content.

Pro Forma Activision Segment Income from Operations

Activision's operating income decreased in 2010 as compared to 2009, primarily due to the:

- Release of fewer key titles in 2010 than in 2009 and weaker sales of games in the music and casual genres;

- Limited market success of *Blur* and *Singularity*; and

- Higher inventory obsolescence of peripherals and write-offs resulting from the cancellations of certain titles in development.

These negative impacts to operating income were partially offset by:

- Stronger performance from our *Call of Duty* franchise in both retail and digital channels;
- A positive shift in the sales mix of higher-margin products;
- Lower sales and marketing expenses as a result of fewer releases; and
- Savings realized from headcount reductions within certain administrative functions in the first quarter of 2010.

Activision's operating income increased in 2009 as compared to 2008, primarily due to:

- Strong performance of *Call of Duty: Modern Warfare 2*, which was released in November 2009;

- The change in business mix, with fewer sales of hardware peripherals and accordingly lower product costs;

- Launches of two new intellectual properties, *DJ Hero* and *PROTOTYPE* in 2009;

- Growth in higher margin online digital revenues; and

- Lower operating expenses stemming from continuing effective cost-containment strategies.

These factors were partially offset by the decrease in net revenues described above.

Schedules of Reconciliation of Reported Consolidated and Segment Financial Information to Pro Forma Consolidated and Segment Financial Information for the Year Ended December 31, 2008

For the year ended December 31, 2008, the pro forma consolidated financial information below is comprised of Activision, Inc.'s financial information for the period January 1, 2008 to July 9, 2008 together with Activision Blizzard's reported financial information for the year ended December 31, 2008. Activision, Inc.'s financial information for the three months ended March 31, 2008 and June 30, 2008 are extracted from the quarterly information which has not been audited. Activision, Inc.'s financial information from July 1, 2008 to July 9, 2008 has not been audited. In conjunction with the Business Combination, senior management changed the manner in which they assess the operating performance of, and allocate resources to, our operating segments during the year ended December 31, 2008.

	For the year ended December 31, 2008			
	Reported	Activision, Inc.	Pro forma adjustments(i)	Pro forma Activision Blizzard
Consolidated net revenues	$3,026	$1,310	$—	$4,336
Reconciliation to segment net revenues:				
Net effect from deferral of net revenues	713	—	—	713
Other(ii)	(17)	—	—	(17)
Total segment net revenues	$3,722	$1,310	$—	$5,032
Segment net revenues				
Activision	$2,152	$1,127	$—	$3,279
Blizzard	1,343	—	—	1,343
Distribution	227	183	—	410
Total segment net revenues	$3,722	$1,310	$—	$5,032
Consolidated operating income (loss)	$(233)	$85	$(106)	$(254)
Reconciliation to segment operating income (loss):				
Net effect from deferral of net revenues and related cost of sales	496	—	—	496
Stock-based compensation expense	90	32	59	181
Restructuring	93	—	—	93
Amortization of intangible assets and purchase price accounting related adjustments	292	—	84	376
Integration and transaction costs	29	50	(37)	42
Other(ii)	266	—	—	266
Total segment operating income (loss) from operations	$1,033	$167	$—	$1,200
Segment income from operations				
Activision	$307	$162	$—	$469
Blizzard	704	—	—	704
Distribution	22	5	—	27
Total segment income from operations	$1,033	$167	$—	$1,200
Consolidated net income (loss)	$(107)	$60	$(64)	$(111)

(i) The pro forma adjustments include the increased amortization expense resulting from the application of the purchase method of accounting ($84 million for the year ended December 31, 2008), elimination of Activision, Inc.'s historical transaction costs ($37 million for the year ended December 31, 2008), and an increase in stock-based compensation expense associated with the increase in the fair value of Activision, Inc.'s unvested stock awards at the closing date of the Business Combination ($59 million for the year ended December 31, 2008). Pro forma adjustments are shown net of tax using an assumed combined federal and state statutory tax rate of 39.4%.

(ii) Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

Results of Operations—Years Ended December 31, 2010, 2009, and 2008

Net Revenues by Geographic Region

The following table details our consolidated net revenues by geographic region for the years ended December 31, 2010, 2009, and 2008 (amounts in millions):

	For the Years Ended December 31,				
	2010	2009	2008	Increase/ (decrease) 2010 v 2009	Increase/ (decrease) 2009 v 2008
Geographic region net revenues:					
North America	$2,409	$2,217	$1,494	$192	$723
Europe	1,743	1,798	1,288	(55)	510
Asia Pacific	295	263	227	32	36
Total geographic area net revenues	4,447	4,278	3,009	169	1,269
Other*	—	1	17	(1)	(16)
Consolidated net revenues	$4,447	$4,279	$3,026	$168	$1,253

The (increase)/decrease in deferred revenues by geographic region for the years ended December 31, 2010, 2009, and 2008 was as follows (amounts in millions):

	For the Years Ended December 31,				
	2010	2009	2008	(Increase)/ Decrease 2010 v 2009	(Increase)/ Decrease 2009 v 2008
Deferred revenues by geographic region:					
North America	$(166)	$(241)	$(457)	$75	$216
Europe	(159)	(224)	(234)	65	10
Asia Pacific	(31)	(32)	(22)	1	(10)
Total change in deferred revenues by geographic region	(356)	(497)	(713)	141	216
Other*	—	1	17	(1)	(16)
Total impact on consolidated net revenues	$(356)	$(496)	$(696)	$140	$200

* Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment. Consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

Consolidated net revenues increased in North America and Asia Pacific in 2010 as compared to the same period in 2009, primarily due to the success of the *Call of Duty* franchise, particularly the release of *Call of Duty: Black Ops* in the fourth quarter of 2010 and continued strong performance of *Call of Duty: Modern Warfare 2* during the year and the release of *World of Warcraft: Cataclysm* and *StarCraft II: Wings of Liberty* in the fourth and third quarters of 2010, respectively, as well as higher revenues from sales of *World of Warcraft's* value-added services. The increase in consolidated net revenues in Asia Pacific was also attributable to the China region business being back online for the full year of 2010 and its continued growth with the successful launch of *World of Warcraft: Wrath of the Lich King* in China in August 2010. The increase in consolidated net revenues for North America was partially offset by the impact of fewer titles released in 2010 and the weaker sales of games in the music and casual genres. Consolidated net revenues for Europe decreased in 2010 as compared to 2009, primarily as a result of unfavorable foreign exchange effects and the greater impact on the decrease in sales of games in the music and casual genres. The decrease was partially offset by the strong performance of the *Call of Duty* franchise in Europe, the release of *World of Warcraft: Cataclysm* and *StarCraft II* and continued growth in *World of Warcraft's* value-added services.

The greater success of *Call of Duty: Black Ops* sales at initial launch compared to *Call of Duty: Modern Warfare 2* sales at initial launch is the primary reason that less revenue was deferred during 2010 as compared to 2009. This decrease in deferred revenue was partially offset by the additional deferral of revenue as a result of the release of *World of Warcraft: Cataclysm* and value-added services in the fourth quarter of 2010.

Consolidated net revenues increased in all regions in 2009 as compared to 2008, primarily due to the post-Business Combination net revenues consisting of $690 million in North America, $507 million in Europe and $54 million in Asia Pacific from the businesses previously operated by Activision, Inc. for the six month period ended June 30, 2009 that were included in 2009 but not in 2008. The increase in North America, which was further driven by the strong performance of the Call of Duty franchise, in particular the 2009 release of *Call of Duty: Modern Warfare 2*. The increase was partially offset by the impact of weaker sales of games in the music and casual genres in 2009.

Foreign Exchange Impact

Changes in foreign exchange rates had a negative impact of approximately $54 million and $71 million on Activision Blizzard's net revenues in 2010 and 2009, respectively. The change is primarily due to the year-over-year strengthening of the U.S. dollar relative to the British pound and euros.

Net Revenues by Platform

The following table details our net revenues by platform and as a percentage of total consolidated net revenues for the years ended December 31, 2010, 2009, and 2008 (amounts in millions):

	Year Ended December 31, 2010	% of total consolidated net revs.	Year Ended December 31, 2009	% of total consolidated net revs.	Year Ended December 31, 2008	% of total consolidated net revs.	Increase/ (decrease) 2010 v 2009	Increase/ (decrease) 2009 v 2008
Platform net revenues:								
MMORPG	$1,230	28%	$1,248	29%	$1,152	38%	$(18)	$96
PC and other	325	7	164	4	99	3	161	65
Console								
Sony PlayStation 3	854	19	584	14	241	8	270	343
Sony PlayStation 2	35	1	174	4	284	9	(139)	(110)
Microsoft Xbox 360	1,033	23	857	19	362	12	176	495
Nintendo Wii	408	9	584	14	407	14	(176)	177
Total console	2,330	52	2,199	51	1,294	43	131	905
Handheld	184	4	244	6	237	8	(60)	7
Total platform net revenues	4,069	91	3,855	90	2,782	92	214	1,073
Distribution	378	9	423	10	227	7	(45)	196
Other*	—	—	1	—	17	1	(1)	(16)
Total consolidated net revenues	$4,447	100%	$4,279	100%	$3,026	100%	$168	$1,253

Deferred revenues by platform for the years ended December 31, 2010, 2009, and 2008 was as follows (amounts in millions):

	Years Ended December 31,				
	2010	2009	2008	(Increase) Decrease 2010 v 2009	(Increase) Decrease 2009 v 2008
Deferred revenues by platform:					
MMORPG	$(191)	$93	$(145)	$(284)	$238
PC and other	(81)	(49)	(33)	(32)	(16)
Console					
Sony PlayStation 3	(77)	(259)	(168)	182	(91)
Microsoft Xbox 360	(15)	(284)	(248)	269	(36)
Nintendo Wii	16	2	(119)	14	121
Total console	(76)	(541)	(535)	465	(6)
Nintendo Dual Screen	(8)	—	—	(8)	—
Other*	—	1	17	(1)	(16)
Total impact on consolidated net revenues	$(356)	$(496)	$(696)	$140	$200

* Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment. Consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

Net revenues from MMORPG decreased slightly in 2010 as compared to 2009, primarily as a result of lower deferred and boxed revenue recognized in 2010 due to the timing of expansion pack releases by Blizzard. While the *World of Warcraft: Wrath of the Lich King* expansion pack launched in the fourth quarter of 2008 resulted in significant deferred revenues that were recognized in 2009, the *World of Warcraft: Cataclysm* expansion pack launched in the fourth quarter of 2010, resulted in a lower percentage of deferred revenue recognized in 2010, with the majority of deferred revenues to be recognized in 2011. This decrease in revenue was partially offset by higher revenues from sales of *World of Warcraft*'s value-added services. Net revenues from PC and other increased in 2010 as compared to 2009, primarily as a result of the release of *StarCraft II: Wings of Liberty*. Net revenues from Sony PlayStation 3 and Microsoft Xbox 360 increased in 2010 as compared to 2009, primarily as a result of the success of the *Call of Duty* franchise, in particular, the strength of *Call of Duty: Modern Warfare 2* and its associated map packs in downloadable content digital formats, and the strong consumer demand for *Call of Duty: Black Ops*. Sony PlayStation 2 platform revenues continued to decline due to fewer titles published on this platform given the aging lifecycle of the Sony PlayStation 2 platform as consumers are now almost fully transitioned to the current-generation platforms. Net revenues from Nintendo Wii decreased in 2010 as compared to 2009, primarily due to the weakness in the sales in casual and music genres. Net revenues from handheld devices decreased for the same period primarily as a result of alternative handheld devices such as Apple's iPhone, Apple's iPad and other mobile devices, as well as general weakness in the casual titles.

Regarding deferred revenues by platform, additional revenues were deferred in 2010 across MMORPG, PC and other, Sony PlayStation 3 and the Microsoft Xbox 360 platforms driven by the successful releases of *World of Warcraft: Cataclysm*, *StarCraft II: Wings of Liberty* and *Call of Duty: Black Ops*.

MMORPG net revenues increased in 2009 compared to 2008 as a result of the continued growth of the *World of Warcraft* franchise and online value-added services. Net revenues from various consoles and handheld platforms increased, except for PS2, in 2009 as compared to 2008 primarily as a result of the consummation of the Business Combination. The increases in net revenues by platform in 2009 were also driven by the success of our *Call of Duty* franchise, in particular, *Call of Duty: Modern Warfare 2*, on the Xbox360 and PS3 platforms. Partially offsetting the increase was the weaker sales of casual games and games in the music genre as compared to the core games genre, which includes titles from the *Call of Duty* franchise. The weaker sales in the casual games and music genres were due to extended economic weakness and competition from emerging platforms, such as the iPhone and other community internet applications that accommodate gameplay. PS2 platform revenues declined due to the fewer titles published on this platform given aging lifecycle of the PS2 platform as consumers transitioned to the current-generation platforms.

Costs and Expenses

Cost of Sales

The following table details the components of cost of sales in dollars and as a percentage of total consolidated net revenues for the years ended December 31, 2010, 2009, and 2008 (amounts in millions):

	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Year Ended December 31, 2008	% of consolidated net revs.	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
Product costs	$1,350	31%	$1,432	33%	$1,160	38%	$(82)	$272
MMORPG	241	5	212	5	193	7	29	19
Software royalties and amortization	338	8	348	8	267	9	(10)	81
Intellectual property licenses	197	4	315	7	219	7	(118)	96

Total cost of sales decreased in 2010 as compared to 2009, primarily due to:

- The change in business mix for products with fewer hardware peripherals, and accordingly lower product costs;
- A greater share of revenues generated by the Blizzard segment, which has a lower overall cost of sales; and
- Lower intellectual property license expenses due to weaker sales of games in the music and casual games genres, selling more of our owned titles rather than affiliated titles and the decrease in amortization of intangible assets.

These decreases in cost of sales were partially offset by:

- The stronger performance of the *Call of Duty* franchise and the release of *StarCraft II: Wings of Liberty* and *World of Warcraft: Cataclysm* and the resulting increase in product costs;
- More deferred costs recognized consistent with more deferred revenues recognized, during 2010 as compared to 2009;
- Higher inventory obsolescence charges relating to peripherals; and
- Costs related to our continued focus on customer service for our *World of Warcraft* subscribers.

Total cost of sales increased in 2009 as compared to 2008, primarily due to:

- Post-Business Combination product costs of $530 million, software royalties and amortization of $151 million, and intellectual property licenses of $112 million from businesses previously operated by Activision, Inc., for the six month period ended June 30, 2009 that were included in 2009, but not in 2008; and
- Incremental investments made by Blizzard for improved levels of customer service.

These factors were partially offset by a change in business mix with lower cost of sales resulting from our shift to selling more software versus hardware, and selling more of our owned titles than affiliated titles.

Product Development (amounts in millions)

	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Year Ended December 31, 2008	% of consolidated net revs.	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
Product development	$642	14%	$627	15%	$592	20%	$15	$35

For 2010, product development costs increased as compared to 2009, mainly due to the write off of capitalized software development costs of cancelled titles, primarily a Guitar Hero title that had been planned for 2011 and *True Crime: Hong Kong*. This increase in product development expense was partially offset by lower stock-based compensation expense and the benefits realized from headcount reductions at certain Activision studios, primarily in the first quarter of 2010, to align the Company's resources with its product slate.

For 2009, product development costs increased as compared to 2008, primarily due to post-Business Combination product development costs of $143 million from businesses previously operated by Activision, Inc., for the six month period ended June 30, 2009 that were included in 2009, but not in 2008. This increase in product development expense was partially offset by the complete wind down of Non-Core operations, resulting in lower product development expense from Non-Core operations in 2009 as compared to 2008. Product development costs in 2008 included the write off of capitalized software development costs of cancelled titles in the amount of $71 million as a result of the rationalization of our title portfolio after the Business Combination.

Sales and Marketing (amounts in millions)

	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Year Ended December 31, 2008	% of consolidated net revs.	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
Sales and marketing	$520	12%	$544	13%	$464	15%	$(24)	$80

Sales and marketing expenses decreased in 2010 as compared to the same period in 2009, primarily as a result of a reduction in the number of major titles released in 2010 versus 2009. This decrease in sales and marketing expenses was partially offset by higher expenditures in connection with the continued marketing support for the *Call of Duty* and *World of Warcraft* franchises, and the launch of *StarCraft II: Wings of Liberty*.

For 2009, sales and marketing expense increased as compared to 2008, primarily due to post-Business Combination sales and marketing expenses of $147 million from businesses previously operated by Activision, Inc., for the six month period ended June 30, 2009 that were included in 2009, but not in 2008. This increase was partially offset by a decrease in amortization of intangible assets of $40 million related to retail customer relationships and the complete wind down of Non-Core operations.

General and Administrative (amounts in millions)

	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Year Ended December 31, 2008	% of consolidated net revs.	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
General and administrative	$364	8%	$395	9%	$271	9%	$(31)	$124

General and administrative expenses decreased in 2010, as compared to the same period in 2009, primarily due to:

- Favorable foreign exchange effects; and

- Lower stock-based compensation expense.

These factors were partially offset by higher accrued bonuses and legal expenses.

For 2009, general and administrative expenses increased as compared to 2008, primarily due to:

- Post-Business Combination general and administrative expenses of $114 million from businesses previously operated by Activision, Inc., for the six month period ended June 30, 2009 that were included in 2009, but not in 2008;

- Increases in stock-based compensation expense; and

- Foreign exchange losses from revaluation of our transaction exposures.

These factors were partially offset by benefits from the cost-containment strategy we implemented and synergies resulting from our restructuring efforts from the Business Combination including the complete wind down of our Non-Core operations.

Impairment of Intangible Assets (amounts in millions)

	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Year Ended December 31, 2008	% of consolidated net revs.	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
Impairment of intangible assets	$326	7%	$409	10%	$—	—%	$(83)	$409

In the fourth quarter of 2010, as a result of the franchise and industry results of the holiday season, we significantly revised our outlook for the retail sales of software. With the impact of the continued economic downturn on our industry in 2010 and the change in the buying habits of casual consumers, we reassessed our overall expectations. We considered these economic changes during our 2011 planning process that was conducted during the months of November and December, which resulted in a strategy change to, among other things, focus on fewer title releases in the casual and music genres. As a result, we updated our future projected revenue streams for our franchises in the casual and music genres. We performed recoverability and, where applicable, impairment tests on the related intangible assets in accordance with ASC Subtopic 360-10. Based on the analysis performed, we recorded impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively, for 2010 within our Activision segment. See Note 12 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding the determination of the impairment charges recorded for the year ended December 31, 2010.

In the fourth quarter of 2009, we recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively, for 2009 within our Activision segment.

Restructuring (amounts in millions)

	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Year Ended December 31, 2008	% of consolidated net revs.	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
Restructuring	$—	—%	$23	1%	$93	3%	$(23)	$(70)

In the third quarter of 2008, we implemented an organizational restructuring as a result of the Business Combination. This organizational restructuring was to integrate different operations and to streamline the combined Activision Blizzard organization. The implementation of the organizational restructuring resulted in restructuring charges, including severance costs; contract termination costs; fixed asset write-off on disposals; impairment charges on acquired trade names, prepaid royalties, intellectual property licenses; impairment charges on goodwill; and loss on disposal of assets/liabilities. At June 30, 2009, we had completed the majority of our organizational restructuring activities as a result of the Business Combination. See Note 8 of the Notes to Consolidated Financial Statements included in this Annual Report for more detail and a rollforward of the restructuring liability that includes the beginning and ending liability, costs incurred, cash payments and non cash write downs.

Investment and Other Income, Net (amounts in millions)

	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Year Ended December 31, 2008	% of consolidated net revs.	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
Investment and other income, net	$23	1%	$18	1%	$46	2%	$5	$(28)

Investment and other income, net increased in 2010 as compared to the same period in 2009, primarily as a result of a reduction in fair value of a financial liability relating to a contingent earn-out liability from a previous acquisition. This increase was partially offset by lower investment income due to lower interest rates.

Investment and other income, net decreased in 2009 as compared to 2008, primarily as a result of lower interest rates, losses on foreign exchange derivative contracts in 2009 as compared with gains in 2008, and certain investment-related gains in 2008. Partially offsetting these decreases was an $8 million increase due to the reduction in fair value of a financial liability relating to a contingent earn-out liability from a previous acquisition.

Income Tax Expense (Benefit) (amounts in millions)

	Year Ended December 31, 2010	% of Pretax income	Year Ended December 31, 2009	% of Pretax income	Year Ended December 31, 2008	% of Pretax income	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
Income Tax Expense (Benefit)	$74	15%	$(121)	NM%	$(80)	(43)%	$195	$(41)

The income tax expense of $74 million in 2010 reflects an effective tax rate of 15%. The effective tax rate of 15% for 2010 differs from the statutory rate of 35% primarily due to foreign income taxes provided at lower rates, a beneficial geographic mix in profitability, recognition of Federal and California research and development credits and IRC 199 domestic production deductions. The federal research credit was reinstated in December 2010 for tax years January 1, 2010-December 31, 2011.

For 2010, our effective tax rate of 15% differs from the effective tax rate for 2009, primarily due to the loss from the impairment of intangible assets which resulted in a book tax benefit at the U.S. statutory rate and the release of valuation allowances on net operating losses deductions which provided additional benefit on both a book and taxable income basis for 2009. For 2008, the tax benefit as a result of net income (loss) before income taxes was offset by tax benefits from net operating losses surrendered and the release of valuation allowances.

Liquidity and Capital Resources

Sources of Liquidity (amounts in millions)

	For the Years Ended December 31,		
	2010	2009	Increase (Decrease) 2010 v 2009
Cash and cash equivalents	$2,812	$2,768	$44
Short-term investments	696	477	219
	$3,508	$3,245	$263
Percentage of total assets	26%	24%	

	For the Years Ended December 31,				
	2010	2009	2008	Increase (Decrease) 2010 v 2009	Increase (Decrease) 2009 v 2008
Cash flows provided by operating activities	$1,376	$1,183	$379	$193	$804
Cash flows provided by (used in) investing activities	(312)	(443)	1,101	131	(1,544)
Cash flows provided by (used in) financing activities	(1,053)	(949)	1,488	(104)	(2,437)
Effect of foreign exchange rate changes	33	19	(72)	14	91
Net increase (decrease) in cash and cash equivalents	$44	$(190)	$2,896	$234	$(3,086)

For 2010, the primary drivers of cash flows provided by operating activities included the collection of customer receivables generated by the sale of our products and digital and subscription revenues, partially offset by payments to vendors for the manufacture, distribution and marketing of our products, payments to third-party developers and intellectual property holders, tax liabilities, and payments to our workforce. Cash flows used in investing activities reflect that we purchased short-term investments totaling $800 million, made capital expenditures of $97 million primarily for property and equipment, and received $580 million upon the maturity of investments, the majority of which consisted of our U.S. treasuries and government agency securities during the year ended December 31, 2010. Cash flows used in financing activities primarily reflect our repurchase of 85 million shares of our common stock for an aggregate purchase price of $959 million under the stock repurchase program and payment of a cash dividend of $189 million to shareholders of our common stock, partially offset by $73 million of proceeds from issuance of shares of common stock to employees pursuant to stock option exercises.

In addition to cash flows provided by operating activities, our primary source of liquidity was $3.5 billion of cash and cash equivalents and short-term investments at December 31, 2010. With our cash and cash equivalents and expected cash flows provided by operating activities, we believe that we have sufficient liquidity to meet daily operations in the foreseeable future. We also believe that we have sufficient working capital (approximately $2.5 billion at December 31, 2010) to finance our operational requirements for at least the next twelve months, including purchases of inventory and equipment, the funding of the development, production, marketing and sale of new products, to finance the acquisition of intellectual property rights for future products from third parties, to fund a new stock repurchase program and to pay the dividends declared on February 9 to our shareholders.

On April 29, 2008, Activision, Inc. entered into a senior unsecured credit agreement with Vivendi, as lender, which provided for a revolving credit facility of up to $475 million. Borrowings under the agreement became available upon consummation of the Business Combination. Effective July 23, 2010, we terminated that agreement.

On November 5, 2008, we announced that our Board of Directors authorized a stock repurchase program (the "2008-2009 Stock Repurchase Program") under which we were authorized to repurchase up to $1 billion of our common stock until October 30, 2009. On July 31, 2009, our Board of Directors authorized an increase of $250 million to the 2008-2009 Stock Repurchase Program, bringing the total authorization to $1.25 billion, and extended the expiration date of the 2008-2009 Stock Repurchase Program until December 31, 2009. During 2009, we repurchased 114 million shares of our common stock for an aggregate purchase price of $1,235 million pursuant to the 2008-2009 Stock Repurchase Program. In January 2010, we settled a $15 million purchase of 1.3 million shares of our common stock that we had agreed to repurchase in December 2009 pursuant to the 2008-2009 Stock Repurchase Program, completing the 2008-2009 Stock Repurchase Program.

On February 10, 2010, we announced that our Board of Directors authorized a new stock repurchase program (the "2010 Stock Repurchase Program") under which we were authorized to repurchase up to $1 billion of our common stock until December 31, 2010. During 2010, we repurchased 84 million shares of our common stock for an aggregate purchase price of $944 million pursuant to the 2010 Stock Repurchase Program. In January 2011, we settled a $22 million purchase of 1.8 million shares of our common stock that we had agreed to repurchase in December 2010 pursuant to the 2010 Stock Repurchase Program.

On February 3, 2011, our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1.5 billion of our common stock, on terms and conditions to be determined by the Company, until the earlier of March 31, 2012 and a determination by the Board of Directors to discontinue the repurchase program.

On February 10, 2010, Activision Blizzard's Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. On April 2, 2010, we made an aggregate cash dividend payment of $187 million to such shareholders. On October 22, 2010, the Company made dividend equivalent payments of $2 million related to this cash dividend to the holders of restricted stock units.

Additionally, on February 9, 2011, our Board of Directors approved a cash dividend of $0.165 per common share payable on May 11, 2011 to shareholders of record at the close of business on March 16, 2011.

Cash Flows from Operating Activities

The primary drivers of cash flows from operating activities have typically included the collection of customer receivables generated by the sale of our products and our subscription revenues, offset by payments for taxes and payments to vendors for the manufacture, distribution and marketing of our products, to third-party developers and intellectual property holders, and to our workforce. A significant operating use of our cash relates to our continued investment in software development and intellectual property licenses. We expect that we will continue to make significant expenditures relating to our investment in software development and intellectual property licenses.

Cash Flows from Investing Activities

The primary drivers of cash flows used in investing activities have typically included capital expenditures, acquisitions and the net effect of purchases and sales/maturities of short-term investments. During 2010, we purchased short-term investments totaling $800 million, made capital expenditures of $97 million, primarily for property and equipment, and received $580 million upon the maturity of investments.

Cash Flows from Financing Activities

The primary drivers of cash flows used in financing activities have historically related to transactions involving our common stock, including the issuance of shares of common stock to employees and the public and the purchase of treasury shares. We have not utilized debt financing as a source of cash flows.

In 2010, cash flows used in financing activities included $959 million used to purchase Activision Blizzard stock under the stock repurchase programs described above.

Capital Expenditures

We made capital expenditure of $97 million in 2010. In 2011, we anticipate total capital expenditures of approximately $100 million. Capital expenditures are expected to be primarily for computer hardware and software purchases and various corporate projects.

Commitments

In the normal course of business, we enter into contractual arrangements with third-parties for non-cancelable operating lease agreements for our offices, for the development of products, and for the rights to intellectual property ("IP"). Under these agreements, we commit to provide specified payments to a lessor, developer or intellectual property holder, as the case may be, based upon contractual arrangements. The payments to third-party developers are generally conditioned upon the achievement by the developers of contractually specified development milestones. Further, these payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place at December 31, 2010 are scheduled to be paid as follows (amounts in millions):

	Contractual Obligations(1)			
	Facility and equipment leases	Developer and IP	Marketing	Total
For the year ending December 31,				
2011	32	90	48	170
2012	31	69	11	111
2013	29	49	—	78
2014	26	15	—	41
2015	16	—	—	16
Thereafter	63	—	—	63
Total	197	223	59	479

(1) We have omitted uncertain income tax liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either the underlying positions have not been fully enough developed under audit to quantify at this time or the years relating to the issues for certain jurisdictions are not currently under audit. At December 31, 2010, we had $132 million of unrecognized tax benefits.

Off-balance Sheet Arrangements

At December 31, 2010 and 2009, Activision Blizzard had no significant relationships with unconsolidated entities or financial parties, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, that have or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures, or capital resources.

Financial Disclosure

We maintain internal control over financial reporting, which generally includes those controls relating to the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). We also are focused on our "disclosure controls and procedures," which as defined by the Securities and Exchange Commission (the "SEC") are generally those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in our reports filed with the SEC is reported within the time periods specified in the SEC's rules and forms, and that such information is communicated to management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Our Disclosure Committee, which operates under the Board-approved Disclosure Committee Charter and Disclosure Controls & Procedures Policy, includes senior management representatives and assists executive management in its oversight of the accuracy and timeliness of our disclosures, as well as in implementing and evaluating our overall disclosure process. As part of our disclosure process, senior finance and operational representatives from all of our corporate divisions and business units prepare quarterly reports regarding their current quarter operational performance, future trends, subsequent events, internal controls, changes in internal controls and other accounting and disclosure relevant information. These quarterly reports are reviewed by certain key corporate finance executives. These corporate finance representatives also conduct quarterly interviews on a rotating basis with the preparers of selected quarterly reports. The results of the quarterly reports and related interviews are reviewed by the Disclosure Committee. Finance representatives also conduct reviews with our senior management team, our legal counsel and other appropriate personnel involved in the disclosure process, as appropriate. Additionally, senior finance and operational representatives provide internal certifications regarding the accuracy of information they provide that is utilized in the preparation of our periodic public reports filed with the SEC. Financial results and other financial information also are reviewed with the Audit Committee of the Board of Directors on a quarterly basis. As required by applicable regulatory requirements, the principal executive and financial officers review and make various certifications regarding the accuracy of our periodic public reports filed with the SEC, our disclosure controls and procedures, and our internal control over financial reporting. With the assistance of the Disclosure Committee, we will continue to assess and monitor, and make refinements to, our disclosure controls and procedures, and our internal control over financial reporting.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. The estimates discussed below are considered by management to be critical because they are both important to the portrayal of our financial condition and results of operations and because their application places the most significant demands on management's judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting estimates are described in the following paragraphs.

Revenue Recognition. We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers and once any performance obligations have been completed. Certain products are sold to customers with a street date (*i.e.*, the earliest date these products may be sold by retailers). For these products we recognize revenue on the later of the street date or the sale date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection.

For our software products with online functionality, we evaluate whether those features or functionality are more than an inconsequential separate deliverable in addition to the software product. This evaluation is performed for each software product and any online transaction, such as an electronic download of a title with product add-ons, when it is released. Determining whether the online service for a particular game constitutes more than an inconsequential deliverable, as well as the estimated service periods and product life over which to recognize the revenue and related costs of sales, are subjective and require management's judgment.

When we determine that a software title contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, principally because of its importance to gameplay, we consider that our performance obligations for this title extend beyond the sale of the game. Vendor-specific objective evidence of fair value does not exist for the online functionality, as we do not separately charge for this component of the title. As a result, we recognize all of the software-related revenue from the sale of the title ratably over the estimated service period, which is estimated to begin the month after either the sale date or the street date of the title, whichever is later. In addition, we initially defer the costs of sales for the title (excluding intangible asset amortization), and recognize the costs of sales as the related revenues are recognized. Cost of sales includes manufacturing costs, software royalties and amortization, and intellectual property licenses.

We recognize *World of Warcraft* boxed product, expansion packs and other value-added service revenues each with the related subscription service revenue ratably over the estimated service periods beginning upon activation of the software and delivery of the services. Revenues attributed to the sale of *World of Warcraft* boxed software and related expansion packs are classified as product sales and revenues attributable to subscription and other value-added services are classified as subscription, licensing and other revenues.

Revenue for software products with more than inconsequential separate service deliverables and *World of Warcraft* products are recognized over the estimated service periods, which range from a minimum of five months to a maximum of less than a year.

For our software products with features we consider to be incidental to the overall product offering and an inconsequential deliverable, such as products which provide limited online features at no additional cost to the consumer, we recognize the related revenue from them upon the transfer of title and risk of loss of the product to our customer.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence. We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances in which we elect to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allow customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable trading and payment terms, and consistent return of inventory and delivery of sell-through reports to us. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and performance of competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience, we believe that our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences in the amount and timing of our revenue for any period may result if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our December 31, 2010 allowance for sales returns, price protection and other allowances would impact net revenues by approximately $4 million.

Similarly, management must make estimates as to the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We regularly review inventory quantities on-hand and in the retail channel. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, which are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Software Development Costs and Intellectual Property Licenses. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with the FASB guidance for the costs of computer software to be sold, leased, or otherwise marketed ("ASC Subtopic 985-20"). Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation, or the completed and tested product design and working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales—software royalties and amortization," capitalized costs if and when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or expected to be abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music, or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the rights to use acquired intellectual property in multiple products over multiple years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or expected to be abandoned are charged to product development expense in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; orders for the product prior to its release; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our capitalized intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Income Taxes. We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with FASB income tax guidance ("ASC Topic 740"), the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of ASC Topic 740 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our financial condition and operating results.

Fair Value Estimates

The preparation of financial statements in conformity with U.S. GAAP often requires us to determine the fair value of a particular item to fairly present our Consolidated Financial Statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the conclusion of the appropriate accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset, liability or equity instrument being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the delayed receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (risk premium). Making these cash flow estimates is inherently difficult and subjective, and, if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact on the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired. While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to the assessments:

Business Combinations. We must estimate the fair value of assets acquired and liabilities assumed in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, which is an asset that is not amortized. Often determining the fair value of these assets and liabilities assumed requires an assessment of expected use of the asset, the expected cost to extinguish the liability or our expectations related to the timing and the successful completion of development of an acquired in-process technology. Such estimates are inherently difficult and subjective and can have a material impact on our financial statements.

Assessment of Impairment of Assets. Management evaluates the recoverability of our identifiable intangible assets and other long-lived assets in accordance with FASB literature related to accounting for the impairment or disposal of long-lived assets within ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We considered certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in our stock price for a sustained period of time; and changes in our business strategy. In determining whether an impairment exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2010, we recorded an impairment charge of $326 million to our finite-lived intangible assets. See Note 12 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding the determination of the impairment charges recorded for the year ended December 31, 2010.

FASB literature related to the accounting for goodwill and other intangibles within ASC Topic 350 requires a two-step approach to testing goodwill for impairment for each reporting unit. Our reporting units are determined by the components of our operating segments that constitute a business for which both (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. ASC Topic 350 requires that the impairment test be performed at least annually by applying a fair-value-based test. The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

To determine the fair values of the reporting units used in the first step, we use a discounted cash flow approach. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, and future economic and market conditions. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Stock-Based Compensation. We estimate the value of stock-based payment awards on the measurement date using a binomial-lattice model. Our determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

For a detailed discussion of the application of these and other accounting policies see Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Recently Issued Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued an update to *Revenue Recognition—Multiple-Deliverable Revenue Arrangements*. This update establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This update provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this update also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor's multiple- deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this update are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. The adoption of this update on January 1, 2011 will not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an update to *Software—Certain Revenue Arrangements That Include Software Elements*. This update changes the accounting model for revenue arrangements that include both tangible products and software elements that are "essential to the functionality," and excludes these products from the scope of current software revenue guidance. The new guidance will include factors to help companies determine which software elements are considered "essential to the functionality." The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple- deliverables. The amendments in this update are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. The adoption of this update on January 1, 2011 will not have a material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from fluctuations in market rates and prices. Our market risk exposures primarily include fluctuations in interest rates, foreign currency exchange rates and market prices.

Foreign Currency Exchange Rate Risk

We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates. Currency volatility is monitored throughout the year. To mitigate our foreign currency exchange rate exposure resulting from our foreign currency denominated monetary assets, liabilities and earnings, we periodically enter into currency derivative contracts, principally swaps and forward contracts with maturities of twelve months or less. Vivendi is our principal counterparty and the risks of counterparty non-performance associated with these contracts are not considered to be material. We expect to continue to use economic hedge programs in the future to reduce foreign exchange-related volatility if it is determined that such hedging activities are appropriate to reduce risk. We do not hold or purchase any foreign currency contracts for trading or speculative purposes. All foreign currency economic hedging transactions are backed, in amount and by maturity, by an identified economic underlying item. Our foreign exchange forward contracts are not designated as hedging instruments and are accounted for as derivatives whereby the fair value of the contracts are reported as other current assets or other current liabilities in our consolidated balance sheets, and the associated gains and losses from changes in fair value are reported in investment and other income, net and general and administrative expense in the consolidated statements of operations.

The gross notional amount of outstanding foreign exchange swaps was $138 million and $120 million at December 31, 2010 and 2009, respectively. A pre-tax net unrealized gain of less than a million and an unrealized loss of $2 million for the years ended 2010 and 2009, respectively, resulted from the foreign exchange contracts and swaps with Vivendi and were recognized in the consolidated statements of operations.

Revenues and related expenses generated from our international operations are generally denominated in their respective local currencies. Primary currencies include euros, British pounds, Australian dollars, South Korean won, and Swedish krona. The consolidated statements of operations are translated into U.S. dollars at exchange rates indicative of market rates during each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses, and net income from our international operations. Similarly, our revenues, operating expenses, and net income will increase for our international operations if the U.S. dollar weakens against foreign currencies. From time to time, we hedge our foreign currency translation risk by entering into foreign exchange contracts with Vivendi. We recognized a realized loss of $2 million for the year ended December 31, 2010 from the settlement of the hedging foreign exchange contracts and there was no outstanding foreign exchange contract hedging translation risk as of December 31, 2010. As of December 31, 2010, a hypothetical adverse foreign currency exchange rate movement of 10% would have resulted potential declines in our net income of approximately $70 million. This sensitivity analysis assumes a parallel adverse shift of all foreign currency exchange rates against the U.S. dollar; however, all foreign currency exchange rates do not always move in such manner and actual results may differ materially.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments to manage interest rate risk in our investment portfolio. Our investment portfolio consists primarily of debt instruments with high credit quality and relatively short average maturities and money market funds that invest in AAA-rated government-backed securities. Because short-term securities mature relatively quickly and must be reinvested at the then current market rates, interest income on a portfolio consisting of cash, cash equivalents or short-term securities is more subject to market fluctuations than a portfolio of longer term securities. Conversely, the fair value of such a portfolio is less sensitive to market fluctuations than a portfolio of longer term securities. At December 31, 2010, our $2.81 billion of cash and cash equivalents was comprised primarily of money market funds. At December 31, 2010, our $696 million of short-term investments included $672 million of U.S. treasury and government-sponsored agency debt securities, and $24 million of restricted cash. We also had $23 million in auction rate securities at fair value classified as long-term investments at December 31, 2010. Most of our investment portfolio is invested in short-term or variable rate securities. The Company has determined that, based on our investment portfolio as of December 31, 2010, there was no material interest rate risk exposure to the Company's consolidated financial position, results of operations or cash flows as of that date.

CONTROLS AND PROCEDURES

Definition and Limitations of Disclosure Controls and Procedures.

Our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. A control system, no matter how well designed and operated, can provide only reasonable assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Inherent limitations to any system of disclosure controls and procedures include, but are not limited to, the possibility of human error and the circumvention or overriding of such controls by one or more persons. In addition, we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, and our system of controls may therefore not achieve its desired objectives under all possible future events.

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures at December 31, 2010, the end of the period covered by this report. Based on this evaluation, the principal executive officer and principal financial officer concluded that, at December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness, as of December 31, 2010, of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report.

Changes in Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Activision Blizzard, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Activision Blizzard, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page 29 of this Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Los Angeles, California
February 25, 2011

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except share data)

	At December 31, 2010	At December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$2,812	$2,768
Short-term investments	696	477
Accounts receivable, net of allowances of $377 million and $317 million at December 31, 2010 and 2009, respectively	640	739
Inventories	112	241
Software development	147	224
Intellectual property licenses	45	55
Deferred income taxes, net	640	498
Other current assets	293	327
Total current assets	5,385	5,329
Long-term investments	23	23
Software development	55	10
Intellectual property licenses	28	28
Property and equipment, net	169	138
Other assets	21	9
Intangible assets, net	160	618
Trademark and trade names	433	433
Goodwill	7,132	7,154
Total assets	$13,406	$13,742
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$363	$302
Deferred revenues	1,726	1,426
Accrued expenses and other liabilities	818	779
Total current liabilities	2,907	2,507
Deferred income taxes, net	112	270
Other liabilities	184	209
Total liabilities	3,203	2,986
Commitments and contingencies (Note 18)		
Shareholders' equity:		
Common stock, $0.000001 par value, 2,400,000,000 shares authorized, 1,382,479,839 and 1,364,117,675 shares issued at December 31, 2010 and 2009, respectively	—	—
Additional paid-in capital	12,353	12,376
Less: Treasury stock, at cost, 199,159,987 and 113,686,498 at December 31, 2010 and 2009, respectively	(2,194)	(1,235)
Retained earnings (accumulated deficit)	57	(361)
Accumulated other comprehensive loss	(13)	(24)
Total shareholders' equity	10,203	10,756
Total liabilities and shareholders' equity	$13,406	$13,742

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

	For the Years Ended December 31,		
	2010	2009	2008
Net revenues			
Product sales	$3,087	$3,080	$1,872
Subscription, licensing, and other revenues	1,360	1,199	1,154
Total net revenues	4,447	4,279	3,026
Costs and expenses			
Cost of sales—product costs	1,350	1,432	1,160
Cost of sales—massively multi-player online role-playing game ("MMORPG")	241	212	193
Cost of sales—software royalties and amortization	338	348	267
Cost of sales—intellectual property licenses	197	315	219
Product development	642	627	592
Sales and marketing	520	544	464
General and administrative	364	395	271
Impairment of intangible assets	326	409	—
Restructuring	—	23	93
Total costs and expenses	3,978	4,305	3,259
Operating income (loss)	469	(26)	(233)
Investment and other income, net	23	18	46
Income (loss) before income tax expense (benefit)	492	(8)	(187)
Income tax expense (benefit)	74	(121)	(80)
Net income (loss)	$418	$113	$(107)
Earnings (loss) per common share			
Basic	$0.34	$0.09	$(0.11)
Diluted	$0.33	$0.09	$(0.11)
Weighted-average number of shares outstanding			
Basic	1,222	1,283	946
Diluted	1,236	1,311	946
Dividends per common share	$0.15	$—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2010, 2009, and 2008

(Amounts and shares in millions)

	Common Stock		Additional Paid-In	Treasury Stock		Net Payable to	Retained Earnings (Accumulated	Accumulated Other Comprehensive Income	Total Shareholders'
	Shares	Amount	Capital	Shares	Amount	Vivendi	Deficit)	(Loss)	Equity
Balance at December 31, 2007(1)	591	$—	$490	—	$—	$77	$(367)	$40	$240
Settlement of payable to Vivendi (see Note 23)	—	—	(2)	—	—	(77)	—	—	(79)
Components of comprehensive loss:									
Net loss	—	—	—	—	—	—	(107)	—	(107)
Unrealized depreciation on short-term investments, net of taxes	—	—	—	—	—	—	—	(2)	(2)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(81)	(81)
Total comprehensive loss									(190)
Purchase consideration upon the business combination	602	—	9,919	—	—	—	—	—	9,919
Issuance of additional common stock related to the Business Combination	126	—	1,731	—	—	—	—	—	1,731
Tender offer	—	—	(2)	—	—	—	—	—	(2)
Issuance of common stock pursuant to employee stock options and restricted stock rights	6	—	22	—	—	—	—	—	22
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	89	—	—	—	—	—	89
Excess tax benefit associated with employee stock options and restricted stock rights	—	—	2	—	—	—	—	—	2
Shares repurchased (see Note 20)	—	—	—	(13)	(126)	—	—	—	(126)
Return of capital to Vivendi (see Note 23)	—	—	(79)	—	—	—	—	—	(79)
Balance at December 31, 2008	1,325	$—	$12,170	(13)	$(126)	$—	$(474)	$(43)	$11,527
Components of comprehensive income:									
Net income	—	—	—	—	—	—	113	—	113
Foreign currency translation adjustment	—	—	—	—	—	—	—	19	19
Total comprehensive income									132
Issuance of common stock pursuant to employee stock options and restricted stock rights	36	—	81	—	—	—	—	—	81
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	154	—	—	—	—	—	154
Tax shortfall from employee stock option exercises and restricted stock rights	—	—	(1)	—	—	—	—	—	(1)
Issuance of contingent consideration	3	—	2	—	—	—	—	—	2
Shares repurchased (see Note 20)	—	—	—	(101)	(1,109)	—	—	—	(1,109)
Return of capital to Vivendi related to taxes (see Note 16)	—	—	(30)	—	—	—	—	—	(30)
Balance at December 31, 2009	1,364	$—	$12,376	(114)	$(1,235)	$—	$(361)	$(24)	$10,756
Components of comprehensive income:									
Net income	—	—	—	—	—	—	418	—	418
Foreign currency translation adjustment	—	—	—	—	—	—	—	11	11
Total comprehensive income									429
Issuance of common stock pursuant to employee stock options and restricted stock rights	18	—	73	—	—	—	—	—	73
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	100	—	—	—	—	—	100
Return of capital to Vivendi related to taxes (see Note 16)	—	—	(7)	—	—	—	—	—	(7)
Dividends ($0.15 per common share)	—	—	(189)	—	—	—	—	—	(189)
Shares repurchased (see Note 20)	—	—	—	(85)	(959)	—	—	—	(959)
Balance at December 31, 2010	1,382	$—	$12,353	(199)	$(2,194)	$—	$57	$(13)	$10,203

(1) The number of shares issued reflects the number of split adjusted shares received by Vivendi, former parent company of Vivendi Games.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

	For the Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$418	$113	$(107)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	(278)	(256)	(430)
Impairment of intangible assets (see Note 12)	326	409	21
Depreciation and amortization	198	347	385
(Gain) loss on auction rate securities ("ARS") classified as trading securities	(7)	(3)	7
Loss on ARS rights from UBS	7	3	2
Loss on disposal of property and equipment	1	2	6
Amortization and write-off of capitalized software development costs and intellectual property licenses (1)	319	281	176
Stock-based compensation expense (2)	131	156	89
Excess tax benefits from stock option exercises	(22)	(79)	(21)
Changes in operating assets and liabilities:			
Accounts receivable	76	235	(428)
Inventories	124	21	(20)
Software development and intellectual property licenses	(313)	(308)	(181)
Other assets	17	(110)	(165)
Deferred revenues	293	503	726
Accounts payable	70	(18)	86
Accrued expenses and other liabilities	16	(113)	233
Net cash provided by operating activities	1,376	1,183	379
Cash flows from investing activities:			
Proceeds from maturities of investments	519	44	—
Proceeds from sale of ARS classified as trading securities	61	—	—
Proceeds from sale of available-for-sale investments	—	2	—
Payment of contingent consideration	(4)	—	—
Purchases of available-for-sale investments	(800)	(425)	—
Capital expenditures	(97)	(69)	(46)
Net proceeds from disposal of assets—restructuring (see Note 8)	—	—	9
Cash acquired through Business Combination, net of cash payments to effect acquisitions	—	—	1,120
Decrease in restricted cash	9	5	18
Net cash provided by (used in) investing activities	(312)	(443)	1,101
Cash flows from financing activities:			
Proceeds from issuance of common stock to employees	73	81	22
Repurchase of common stock through tender offer	—	—	(2)
Return of capital to Vivendi	—	—	(79)
Issuance of additional common stock related to the Business Combination	—	—	1,731
Repurchase of common stock	(959)	(1,109)	(126)
Settlement of payable to Vivendi	—	—	(79)
Dividends paid	(189)	—	—
Excess tax benefits from stock option exercises	22	79	21
Net cash provided by (used in) financing activities	(1,053)	(949)	1,488
Effect of foreign exchange rate changes on cash and cash equivalents	33	19	(72)
Net increase (decrease) in cash and cash equivalents	44	(190)	2,896
Cash and cash equivalents at beginning of period	2,768	2,958	62
Cash and cash equivalents at end of period	$2,812	$2,768	$2,958

(1) Excludes deferral and amortization of stock-based compensation expense.

(2) Includes the net effects of capitalization, deferral, and amortization of stock-based compensation expense.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of Business and Business Combination

Description of Business

Activision Blizzard, Inc. is a worldwide online, personal computer ("PC"), console, handheld, and mobile game publisher of interactive entertainment. The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries. Based upon our current organizational structure, we operate three operating segments as follows:

(i) Activision Publishing, Inc.

Activision Publishing, Inc. ("Activision") is a leading international publisher of interactive software products and content. Activision develops and publishes video games on various consoles, handheld platforms and the PC platform through internally developed franchises and license agreements. Activision currently offers games that operate on the Sony Computer Entertainment, Inc. ("Sony") PlayStation 3 ("PS3"), Nintendo Co. Ltd. ("Nintendo") Wii ("Wii"), and Microsoft Corporation ("Microsoft") Xbox 360 ("Xbox 360") console systems; the Nintendo Dual Screen ("NDS") and Nintendo DSi ("DSi") handheld devices; the PC; the Apple iPhone ("iPhone"), the Apple iPad ("iPad") and other mobile devices. Our Activision business involves the development, marketing, and sale of products through retail channels or digital downloads, by license, or from our affiliate label program with certain third-party publishers.

(ii) Blizzard Entertainment, Inc.

Blizzard Entertainment, Inc. ("Blizzard") is a leader in terms of subscriber base and revenues generated in the subscription-based massively multi-player online role-playing game ("MMORPG") category. Blizzard internally develops and publishes PC-based computer games and maintains its proprietary online-game related service, Battle.net. Our Blizzard business involves the development, marketing, sales and support of role playing action and strategy games. Blizzard also develops, hosts, and supports its online subscription-based games in the MMORPG category. Blizzard is the development studio and publisher best known as the creator of *World of Warcraft* and the multiple award winning *Diablo*, *StarCraft*, and *World of Warcraft* franchises. Blizzard distributes its products and generates revenues worldwide through various means, including: subscription revenues (which consist of fees from individuals playing *World of Warcraft*, prepaid cards and other value-added service revenues such as realm transfers, faction changes, and other character customizations within the *World of Warcraft* gameplay); retail sales of physical "boxed" products; online download sales of PC products; and licensing of software to third-party or related party companies that distribute *World of Warcraft* and *StarCraft II*.

(iii) Activision Blizzard Distribution

Activision Blizzard Distribution ("Distribution") consists of operations in Europe that provide warehousing, logistical and sales distribution services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Business Combination

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly-owned subsidiary of Vivendi, and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. ("Activision Blizzard"). For accounting purposes, the Business Combination was treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard prior to July 10, 2008 are those of Vivendi Games.

The common stock of Activision Blizzard is traded on The NASDAQ Stock Market under the ticker symbol "ATVI." Vivendi owned approximately 61% of Activision Blizzard's outstanding common stock at December 31, 2010.

We maintain significant operations in the United States, Canada, the United Kingdom ("U.K."), France, Germany, Ireland, Italy, Spain, Australia, Sweden, South Korea, China and the Netherlands.

Activision Blizzard's Non-Core Exit Operations

Activision Blizzard's non-core exit operations ("Other" or "Non-Core") represent legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination described above, but that do not meet the criteria for separate reporting of discontinued operations. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment. Consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

2. Summary of significant accounting policies

Basis of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts and operations of the Company. All intercompany accounts and transactions have been eliminated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates and assumptions.

Certain reclassifications have been made to prior year amounts to conform to the current period presentation.

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures.

Cash, Cash Equivalents and Investment Securities

We consider all money market funds and highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Investments designated as available-for-sale securities are carried at fair value based on quoted market prices or estimated based on quoted market prices of financial instruments with similar characteristics. Unrealized gains and losses of the Company's available-for-sale securities are excluded from earnings and reported as a component of other comprehensive income (loss), when credit losses are not expected and the Company does not intend, or it is more likely than not that the Company will not be required, to sell the security prior to recovery of the security's amortized cost basis.

In general, investments with original maturities greater than 90 days and remaining maturities of less than one year are classified as short-term investments. In addition, investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations.

The specific identification method is used to determine the cost of securities disposed of with realized gains and losses reflected in investment and other income, net in the consolidated statements of operations.

The Company's investments include auction rate securities ("ARS"). These ARS are variable rate bonds tied to short-term interest rates with long-term maturities. ARS have interest rates which reset through a modified Dutch auction at predetermined short-term intervals, typically every 7, 28, or 35 days. Interest on ARS is generally paid at the end of each auction process and is based upon the interest rate determined for the prior auction. The majority of our ARS are AAA/Aaa rated, and are typically collateralized by student loans guaranteed by the U.S. government under the Federal Family Education Loan Program or backed by monoline bond insurance companies.

On November 14, 2008, we accepted an offer from UBS AG ("UBS"), providing us with rights related to our ARS held through UBS (the "Rights"). The Rights permitted us to require UBS to purchase our ARS held through UBS at par value, which is defined as the price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, at any time during the period between June 30, 2010 and July 2, 2012. Conversely, UBS had the right, in its discretion, to purchase or sell our ARS at any time until July 2, 2012, so long as we receive payment at par value upon any sale or disposition.

At December 31, 2009, we held ARS through UBS, which were classified as trading securities. Investments designated as trading securities are reported at fair value, with unrealized gains and losses recognized in earnings.

The Rights represented a firm agreement in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 815, regarding derivatives and hedging ("ASC Topic 815"), which defines a firm agreement as an agreement binding on both parties and usually legally enforceable, with the following characteristics: (a) the agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing of the transaction, and (b) the agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable. The enforceability of the Rights was recognized as a free standing asset separate from the ARS. The Rights did not meet the definition of a derivative instrument under ASC Topic 815, because the underlying securities were not readily convertible to cash. Therefore, we had elected to measure the Rights at fair value under ASC Subtopic 825-10 regarding the fair value option for financial assets and financial liabilities, which permits an entity to measure certain items at fair value, to mitigate volatility in reported earnings from the changes in the fair value of the ARS. As a result, unrealized gains and losses were included in earnings during 2009 and 2008. At December 31, 2009, we had classified our investment in ARS held through UBS as a current asset and we exercised the Rights on June 30, 2010.

Restricted Cash—Compensating Balances

Most of our restricted cash relates to a standby letter of credit required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain with the issuing bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder, but not reimbursed. Restricted cash is included in short-term investments on the consolidated balance sheets.

Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses is a reasonable approximation of fair value due to their short-term nature. Our U.S. treasuries and government agency securities and mortgage-backed securities are carried at fair value, with fair values estimated based on quoted market prices or estimated based on quoted market prices of financial instruments with similar characteristics. Both short-term and long-term ARS are carried at fair value, with fair values estimated using an income-approach model (specifically, a discounted cash-flow analysis). We carry derivative instruments, primarily foreign exchange contracts, in the balance sheet as other assets or liabilities at their fair value. The fair value of foreign currency contracts is estimated based on the prevailing exchange rates of the various hedged currencies as of the end of the period.

Activision Blizzard transacts business in various foreign currencies and has significant international sales and expenses denominated in foreign currencies, subjecting Activision Blizzard to foreign currency risk. Activision Blizzard utilizes foreign exchange forward contracts and swaps to mitigate foreign currency exchange rate risk associated with foreign currency denominated assets and liabilities. The foreign exchange forward contracts generally have contractual terms of less than a year. Activision Blizzard does not use foreign exchange forward contracts for speculative or trading purposes. None of Activision Blizzard's foreign exchange forward contracts are designated as hedging instruments under ASC Topic 815. Accordingly, gains or losses resulting from changes in the fair values of the foreign exchange contracts are reported as general and administrative expenses or investment and other income, net in the consolidated statements of operations depending on the nature of derivatives.

Other-Than-Temporary Impairments

On April 1, 2009, we adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have altered our policies and procedures for determining impairment charges recognized through earnings. The new standard requires a company to recognize a credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) if the company does not intend, or it is more likely than not that the company will not be required, to sell the security prior to recovery of the security's amortized cost basis. The new standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss), net of taxes.

Concentration of Credit Risk

Financial instruments which potentially subject us to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions. At various times, we had deposits in excess of coverage by the Federal Deposit Insurance Corporation ("FDIC"), or the equivalent agencies in overseas jurisdictions, at these financial institutions.

Our customer base includes retail outlets and distributors, including mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores in the United States and countries worldwide. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. We had one customer in our Activision and Blizzard operating segments, GameStop, who accounted for approximately 12% of consolidated net revenues for the year ended December 31, 2010. GameStop and another customer, Wal-Mart, accounted for approximately 12% and 18% of consolidated gross receivables at December 31, 2010, respectively.

For the year ended December 31, 2009, we had two customers in our Activision and Blizzard operating segments, Wal-Mart and GameStop, who each accounted for approximately 10% of consolidated net revenues and accounted for approximately 18% and 10% of consolidated gross receivables at December 31, 2009, respectively. For the year ended December 31, 2008, we had two customers, Wal-Mart and GameStop, who each accounted for approximately 11% of consolidated net revenues.

Software Development Costs and Intellectual Property Licenses

Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with the FASB guidance for the costs of computer software to be sold, leased, or otherwise marketed ("ASC Subtopic 985-20"). Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation, or the completed and tested product design and working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales—software royalties and amortization", capitalized costs if and when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or expected to be abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the rights to use acquired intellectual property in multiple products over multiple years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or expected to be abandoned are charged to product development expense in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; orders for the product prior to its release; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our capitalized intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (weighted average method) or market value.

Long-Lived Assets

Property and Equipment. Property and equipment are recorded at cost and depreciated on a straight-line basis over the shorter of the estimated useful lives or the lease term: buildings, 25 to 33 years; computer equipment, office furniture and other equipment, 2 to 5 years; leasehold improvements, the shorter of estimated useful lives or the life of the lease. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed and any resulting gains or losses are included in the consolidated statements of operations.

Goodwill and Other Indefinite-Lived Assets. We account for goodwill using the provisions within ASC Topic 350. Under ASC Topic 350, goodwill is considered to have an indefinite life, and is carried at cost. Acquired trade names are assessed as indefinite lived assets as there are no foreseeable limits on the periods of time over which they are expected to contribute cash flows. Goodwill and acquired trade names are not amortized, but are subject to an impairment test annually, as well as in between annual tests, when events or circumstances indicate that the carrying value may not be recoverable. We perform our annual impairment testing at December 31st.

Our annual goodwill impairment test is performed at the reporting unit level. We have determined our reporting units based on the guidance within ASC Subtopic 350-20. As of December 31, 2010, the Company's reporting units consisted of Activision, Blizzard, and Distribution. We test goodwill for possible impairment by first determining the fair value of the related reporting unit and comparing this value to the recorded net assets of the reporting unit, including goodwill. In the event the recorded net assets of the reporting unit exceed the estimated fair values, we perform a second step to measure the amount of the impairment, which is equal to the amount by which the recorded goodwill exceeds the implied fair value of the goodwill after assessing the fair value of each of the assets and liabilities within the reporting unit.

Fair value is determined using a combination of discounted cash flow models and market comparable valuations of peer companies. In determining the fair value of our reporting units, we assumed a discount rate between 11.0% and 13.5%. The estimated fair values of each of our reporting units exceeded their carrying values by a range of approximately $18 million to $6 billion or 24% to 422% as of December 31, 2010. As such, we have determined that no impairment has occurred at December 31, 2010 based upon a set of assumptions regarding discounted future cash flows, which represent our best estimate of future performance at this time.

In completing our goodwill impairment analysis, we test the appropriateness of our reporting units' estimated fair value by reconciling the aggregate reporting units' fair values with our market capitalization. Our impairment analysis indicated that the aggregate fair values of our reporting units exceeded our December 31, 2010 market capitalization by approximately $4.6 billion or 30%.

The fair value of an entity can be greater than its market capitalization for various reasons, one of which is the concept of control premium. A control premium is the amount that a buyer is willing to pay over the current market price of a company to acquire a controlling interest. Substantial value may arise from the ability to take advantages of synergies, such as the expected increase in cash flow resulting from cost savings and revenue enhancements, and other benefits could be achieved by controlling another entity. However, changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance and changes in economic conditions, could result in future impairment charges.

We test acquired trade names for possible impairment by using a discounted cash flow model to estimate fair value. As of December 31, 2010, the estimated fair values of each of our acquired trade names exceeded their carrying values by a range of approximately $143 million to $251 million, which exceeds their respective carrying values by a range of approximately 37% to 534%. As such, we have determined that no impairment has occurred at December 31, 2010 based upon a set of assumptions regarding discounted future cash flows, which represent our best estimate of future performance at this time. In determining the fair value of our trade names, we assumed a discount rate of 11%, and royalty saving rates of approximately 1.5%. A one percentage point increase in the discount rate would not yield an impairment charge to our trade names. Changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance and changes in economic conditions, could result in future impairment charges.

Amortizable Intangible Assets. Intangible assets subject to amortization are carried at cost less accumulated amortization. Intangible assets subject to amortization are amortized over the estimated useful life in proportion to the economic benefits received.

Management evaluates the recoverability of our identifiable intangible assets and other long-lived assets in accordance with FASB guidance within ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We considered certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in our stock price for a sustained period of time; and changes in our business strategy. In determining whether an impairment exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In the fourth quarter of 2010, we recorded impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively. In the fourth quarter of 2009, we recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively. (See Note 12 of the notes to consolidated financial statements)

Revenue Recognition

Product Sales

We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers and once any performance obligations have been completed. Certain products are sold to customers with a street date (*i.e.*, the earliest date these products may be sold by retailers). For these products we recognize revenue on the later of the street date or the sale date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection.

For our software products with online functionality, we evaluate whether those features or functionality are more than an inconsequential separate deliverable in addition to the software product. This evaluation is performed for each software product and any online transaction, such as an electronic download of a title or product add-ons, when it is released.

When we determine that a software title contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, principally because of its importance to gameplay, we consider that our performance obligations for this title extend beyond the sale of the game. Vendor-specific objective evidence ("VSOE") of fair value does not exist for the online functionality, as we do not separately charge for this component of the title. As a result, we recognize all of the software-related revenue from the sale of the title ratably over the estimated service period, which is estimated to begin the month after either the sale date or the street date of the title, whichever is later. In addition, we initially defer the costs of sales for the title (excluding intangible asset amortization), and recognize the costs of sales as the related revenues are recognized. Cost of sales includes manufacturing costs, software royalties and amortization, and intellectual property licenses.

We recognize *World of Warcraft* boxed product, expansion packs and other value-added service revenues each with the related subscription service revenue ratably over the estimated service periods beginning upon activation of the software and delivery of the services. Revenues attributed to the sale of *World of Warcraft* boxed software and related expansion packs are classified as product sales and revenues attributable to subscription and other value-added services are classified as subscription, licensing and other revenues.

Revenue for software products with more than inconsequential separate service deliverables and *World of Warcraft* products are recognized over the estimated service periods, which range from a minimum of five months to a maximum of less than a year.

For our software products with features we consider to be incidental to the overall product offering and an inconsequential deliverable, such as products which provide limited online features at no additional cost to the consumer, we recognize the related revenue from them upon the transfer of title and risk of loss of the product to our customer.

With respect to online transactions, such as online downloads of titles or product add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content, the product is available for download and is activated for gameplay. In addition, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Sales incentives and other consideration given by us to our customers are considered adjustments of the selling price of our products, such as rebates and product placement fees, and are reflected as reductions to revenue. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular ad, are reflected as sales and marketing expenses when the benefit from the sales incentive is separable from sales to the same customer and we can reasonably estimate the fair value of the benefit.

Subscription Revenues

Subscription revenues are derived from *World of Warcraft*, a game that is playable through Blizzard's servers on a subscription-only basis. After the first month of free usage that is included with the *World of Warcraft* boxed software, the *World of Warcraft* end user may enter into a subscription agreement for additional future access. Revenues associated with the sale of subscriptions via packaged software and prepaid subscription cards, as well as prepaid subscriptions sales, are deferred until the subscription service is activated by the consumer and recognized ratably over the subscription period. Revenue from internet gaming rooms in Asia is recognized upon usage of the time packages sold. Value-added service revenues associated with subscriptions are recognized ratably over the estimated service periods.

Licensing Revenues

Third-party licensees in Russia, China and Taiwan distribute and host Blizzard's *World of Warcraft* game in their respective countries under license agreements with Blizzard. We receive royalties from the licensees as a result. We recognize these royalties as revenues based on the end users' activation of the underlying prepaid time, if all other performance obligations have been completed or based on usage by the end user when we have continuing service obligations. We recognize any upfront licensing fee received over the term of the contracts.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is generally recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. In addition, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Breakage Revenues

World of Warcraft boxed product sales and subscription revenues are recognized upon activation of the game. We analyze historical activation patterns over time to determine when the likelihood of activation ever occurring becomes remote. We recognize revenues from subscriptions that have not yet been activated, prepaid subscription cards, as well as prepaid subscription sales, when the likelihood of future activation occurring is remote (defined as "breakage revenues"). In 2008, we recognized breakage revenues for the first time since the initial launch of *World of Warcraft*. For the years ended December 31, 2010, 2009, and 2008, we recorded $14 million, $5 million, and $6 million, respectively of breakage revenues from the sale of packaged software in product sales, and $6 million, $8 million, and $16 million, respectively of prepaid and subscription breakage revenues in subscription, licensing and other revenues in the consolidated statements of operations.

Other Revenues

Other revenues primarily include licensing activity of intellectual property other than software to third-parties. Revenue is recorded upon receipt of licensee statements, or upon the receipt of cash, provided the license period has begun.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence

We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers, market conditions, and the anticipated timing of other releases to assess future demand of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated with the goal of ensuring that quantities are sufficient to meet the demand from the retail markets, but at the same time are controlled to prevent excess inventory in the channel. We benchmark units to be shipped to our customers using historical and industry data.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances in which we elect to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allows customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable trading and payment terms, and consistent return of inventory and delivery of sell-through reports to us. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and performance of competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience, we believe that our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our December 31, 2010 allowance for sales returns, price protection and other allowances would impact net revenues by approximately $4 million.

Similarly, management must make estimates as to the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We regularly review inventory quantities on-hand and in the retail channel. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, which are inherently difficult to assess and dependent on market conditions. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Shipping and Handling

Shipping and handling costs, which consist primarily of packaging and transportation charges incurred to move finished goods to customers, are included in "cost of sales—product costs."

Advertising Expenses

We expense advertising as incurred, except for production costs associated with media advertising which are deferred and charged to expense the first time the related ad is run. Advertising expenses for the years ended December 31, 2010, 2009, and 2008 were $332 million, $366 million, and $241 million, respectively, and are included in sales and marketing expense in the consolidated statements of operations.

Income Taxes

We account for income taxes using ASC Topic 740, *Income Taxes*. Under ASC Topic 740, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC Topic 740 includes accounting guidance which clarifies the accounting for the uncertainty in recognizing income taxes in an organization by providing detailed guidance for financial statement recognition, measurement and disclosure involving uncertain tax positions. This guidance requires an uncertain tax position to meet a more-likely-than-not recognition threshold at the effective date to be recognized both upon the adoption of the related guidance and in subsequent periods.

Foreign Currency Translation

All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at average exchange rates during the period. The resulting translation adjustments are reflected as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the periods presented. Diluted earnings per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding, increased by the weighted average number of common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of our outstanding options. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

On January 1, 2009, we adopted the new accounting guidance for determining whether instruments granted in stock-based payment transactions are participating securities, and as a result, unvested stock-based awards which include the right to receive non-forfeitable dividends or dividend equivalents are considered to participate with common stock in undistributed earnings. Companies that issue stock-based awards considered to be participating securities are required to calculate basic and diluted earnings per common share amounts under the two-class method. The two-class method excludes from earnings per common share calculations any dividends paid or owed to participating securities and any undistributed earnings considered to be attributable to participating securities. The accounting guidance requires retrospective application to all prior-period earnings per share data presented. The adoption of the accounting guidance did not change our basic or diluted loss per common share for the year ended December 31, 2008.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718-10, *Compensation-Stock Compensation* and ASC Subtopic 505-50, *Equity-Based Payments to Non-Employees* ("ASC stock-based compensation guidance"). Stock-based compensation expense recognized during the requisite services period is based on the value of stock-based payment awards after reduction for estimated forfeitures. Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2010, 2009, and 2008 included compensation expense for stock- based payment awards granted by Activision, Inc. prior to, but not yet vested as of July 9, 2008, based on the revalued fair value estimated at July 9, 2008, and compensation expense for the stock-based payment awards granted subsequent to July 9, 2008.

We estimate the value of stock-based payment awards on the measurement date using a binomial-lattice model. Our determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Prior to the Business Combination, Vivendi Games had equity incentive plans that were equity-settled and cash-settled. Vivendi Games used a binomial model to assess the value of these equity incentive awards. Equity-settled awards include stock options and restricted shares granted by Vivendi, and the cash-settled awards include stock appreciation rights and restricted stock units granted both by Vivendi and under the Blizzard Equity Plan ("BEP"). The Company records a liability and recognizes changes in fair value of the liability that occur during the period as compensation cost over the requisite service period. Changes in the fair value of the liability that occur after the end of the requisite service period are compensation cost of the period in which the change occurs. Any differences between the amount for which the liability is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement. See Note 19 of the notes to consolidated financial statements.

3. Acquisitions

Reverse Acquisition

The Business Combination (See Note 1 of the notes to consolidated financial statements) is accounted for as a reverse acquisition under the purchase method of accounting. For this purpose, Vivendi Games was deemed to be the accounting acquirer and Activision, Inc. was deemed to be the accounting acquiree.

The purchase price of Activision, Inc. consists of the following items (amounts in millions):

Fair market value of Activision, Inc.'s outstanding common stock immediately prior to the Business Combination at the closing price	$9,057
Fair value of Activision, Inc.'s existing vested and unvested stock awards at the closing price*	861
Transaction expenses	1
Total consideration	$9,919

* The fair value of the existing vested and unvested stock award is comprised of the following (amount in millions):

Fair value of Activision, Inc. existing vested stock awards	$713
Fair value of Activision, Inc. unvested stock awards	296
Less: Unearned stock-based compensation	(148)
	$861

The fair value of Activision, Inc.'s stock awards was determined using the fair value of Activision, Inc.'s common stock of $15.04 per share, which was the closing price at July 9, 2008, and using a binomial-lattice model and the following assumptions: (a) varying volatility ranging from 42.38% to 51.50%, (b) a risk free interest rate of 3.97%, (c) an expected life ranging from 3.22 years to 4.71 years, (d) risk adjusted stock return of 8.89%, and (e) an expected dividend yield of 0.0%.

The Company's allocation of the purchase price of Activision, Inc. is as follows (amounts in millions):

	Estimated useful life	Amount
Working capital, excluding inventories		$1,192
Inventories		221
Property and equipment		64
Deferred tax asset		62
Other long term assets		129
Intangible Assets:		
License agreements	3 - 10 years	$207
Developed software	1 - 2 years	68
Game engines	2 - 5 years	128
Internally developed franchises	11 - 12 years	1,124
Retail customer relationships	< 1 year	40
Favorable leases	1 - 4 years	5
Distribution agreements	4 years	17
Activision trade name	Indefinite	385
Goodwill	Indefinite	7,044
Long term liabilities		(24)
Deferred tax liability		(743)
Total consideration		$9,919

Goodwill arises from the Business Combination due to the acquired work force of Activision, Inc., and the expected synergies from the Business Combination.

The following table summarizes unaudited pro forma financial information assuming the Business Combination had occurred at the beginning of the period presented. This pro forma financial information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may result from the Business Combination and therefore is not necessarily indicative of results that would have been achieved had the businesses been combined during the period presented (amounts in millions, except per share data):

	For the Year Ended December 31, 2008
Pro forma net revenues	$4,336
Pro forma net loss	(111)
Pro forma net loss per share	
- basic	(0.08)
- diluted	(0.08)

Comparative Period—Following the consummation of the Business Combination, the historical financial statements of Activision Blizzard for periods prior to the consummation of the Business Combination are those of Vivendi Games. Activision, Inc.'s businesses were included in Activision Blizzard's financial statements for all periods subsequent to the consummation of the Business Combination only.

4. Investment and other income, net

Investment and other income, net is comprised of the following (amounts in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Interest income	$8	$15	$36
Interest expense	(5)	(4)	(3)
Unrealized gain (loss) on trading securities	—	3	(7)
Unrealized gain (loss) on ARS rights from UBS	—	(3)	10
Net realized gain on investments	—	—	4
Change in fair value of other financial liability	22	8	—
Net realized and unrealized gain (loss) on foreign exchange contracts with Vivendi	(2)	(1)	6
Investment and other income, net	$23	$18	$46

5. Cash and Cash Equivalents

The following table summarizes the components of our cash and cash equivalents with original maturities of three months or less at the date of purchase (amounts in millions):

	At December 31,	
	2010	2009
Cash	$245	$445
Time deposits	19	19
Money market funds	2,216	2,304
U.S. treasuries and foreign government bonds	332	—
Cash and cash equivalents	$2,812	$2,768

6. Investments

The following table summarizes our short-term and long-term investments at December 31, 2010 and 2009 (amounts in millions):

At December 31, 2010	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Short-term investments:				
Available-for-sale investments:				
U.S. treasuries and government agency securities	$672	$—	$—	$672
Restricted cash				24
Total short-term investments				$696
Long-term investments:				
Available-for-sale investments:				
Auction rate securities held through Morgan Stanley Smith Barney LLC	$27	$—	$(4)	$23

At December 31, 2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Short-term investments:				
Available-for-sale investments:				
Mortgage-backed securities	$2	$—	$—	$2
U.S. treasuries and government agency securities	389	—	—	389
Total short-term available-for-sale investments	$391	$—	$—	391
Trading investments:				
Auction rate securities held through UBS				54
Restricted cash				32
Total short-term investments				$477
Long-term investments:				
Available-for-sale investments:				
Auction rate securities held through Morgan Stanley Smith Barney LLC	$27	$—	$(4)	$23

The following table illustrates the gross unrealized losses on available-for-sale securities, the fair value of those securities, aggregated by investment categories, and the length of time that they have been in a continuous unrealized loss position at December 31, 2010 and 2009 (amounts in millions):

At December 31, 2010 and 2009	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value
Taxable auction rate securities	$—	$—	$(4)	$23	$(4)	$23

The total unrealized loss of $4 million at December 31, 2010 is due to failed auctions of taxable ARS held through Morgan Stanley Smith Barney LLC, which is 51% owned by Morgan Stanley and 49% owned by Citigroup, Inc. The ARS were held directly through a wholly owned subsidiary of Citigroup, Inc. until the Morgan Stanley Smith Barney LLC joint-venture closed in the second quarter 2009. Our investments in ARS are all backed by higher education student loans.

Based upon our analysis of the available-for-sale investments with unrealized losses, we have concluded that the gross unrealized losses of $4 million at December 31, 2010 were temporary in nature. We do not intend to sell the investment securities that are in an unrealized loss position and do not consider that it is more-likely-than-not that we will be required to sell the investment securities before recovery of their amortized cost basis, which may be maturity. We have not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities. However, facts and circumstances may change which could result in a decline in fair value considered to be other-than-temporary in the future.

The following table summarizes the contractually stated maturities of our short- and long-term investments classified as available-for-sale at December 31, 2010 (amounts in millions):

At December 31, 2010	Amortized cost	Fair Value
U.S. government agency securities due in 1 year or less	$672	$672
Due after ten years	27	23
	$699	$695

Trading Investments

In 2008, prior to accepting the UBS offer (see Note 2 of the notes to consolidated financial statements), we classified our investment in ARS held through UBS as available-for-sale. We recorded unrealized gains and losses on our available-for-sale securities, net of tax, in accumulated other comprehensive income (loss) in the shareholders' equity section of the consolidated balance sheets. The unrealized loss did not reduce net income for the applicable accounting period.

In connection with our acceptance of the UBS offer in November 2008, resulting in our right to require UBS to purchase our ARS at par value beginning on June 30, 2010 (*i.e.*, the Rights), we transferred our investments in ARS held through UBS from available-for-sale to trading securities. The transfer to trading securities reflected management's intent to exercise the Rights during the period between June 30, 2010 and July 3, 2012, which resulted in the securities being held for the purpose of selling them in the near future. Prior to our agreement with UBS, our intent was to hold the ARS until the market recovered. At the time of transfer, the unrealized loss on our ARS was $5 million. This unrealized loss was included in accumulated other comprehensive income (loss). Upon transfer to trading securities, we immediately recognized in investment income, net, the $5 million unrealized loss not previously recognized in earnings. Subsequently, we recognized an additional decline in fair value of $2 million for a total unrealized loss of $7 million, included in investment and other income (loss), net, in the consolidated statements of operations for the year ended December 31, 2008. In June 2010, we exercised the Rights, thereby selling the remainder of our ARS held with UBS at par and recognized a gain of $7 million, which was offset by a loss of $7 million for the change in fair value of the Rights, resulting in no impact to our investment and other income, net, in the consolidated statement of operations.

7. Software development and intellectual property licenses

The following table summarizes the components of our software development and intellectual property licenses (amounts in millions):

	At December 31, 2010	At December 31, 2009
Internally developed software costs	$142	$182
Payments made to third-party software developers	60	52
Total software development costs	$202	$234
Intellectual property licenses	$73	$83

Amortization, write-offs and impairments of capitalized software development costs and intellectual property licenses are comprised of the following (amounts in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Amortization	$322	$314	$90
Write-offs and impairments	63	21	89

8. Restructuring

We have substantially completed our implementation of our organizational restructuring plan as a result of the Business Combination described in Note 1 of the notes to consolidated financial statements. This organizational restructuring plan included the integration of different operations to streamline the combined organization of Activision Blizzard.

The primary goals of the organizational restructuring were to rationalize the title portfolio and consolidate certain corporate functions to realize synergies from the Business Combination.

The following table details the amount of restructuring reserves included in accrued expenses and other liabilities in the consolidated balance sheets at December 31, 2010 and 2009 (amounts in millions):

	Severance	Facilities costs	Total
Balance at December 31, 2008	$37	$7	$44
Costs charged to expense	19	4	23
Costs paid or otherwise settled	(48)	(8)	(56)
Foreign exchange and other	—	(2)	(2)
Balance at December 31, 2009	8	1	9
Costs charged to expense	3	—	3
Costs paid or otherwise settled	(9)	(1)	(10)
Balance at December 31, 2010	$2	$—	$2

For the year ended December 31, 2010, the restructuring costs charged to expense of $3 million is reflected in the general and administrative expense in the consolidated statement of operations.

The total restructuring reserve balances and the net restructuring charges are presented below by operating segment (amounts in millions):

	Restructuring Reserve Balance		Restructuring Charges		
	At December 31, 2010	At December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Activision	$2	$9	$3	$2	$2
Distribution	—	—	—	3	—
Total operating segments	2	9	3	5	2
Other*	—	—	—	18	91
Total	$2	$9	$3	$23	$93

* Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and, consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' presentation so that it conforms to the current period's presentation.

On February 3, 2011, the Board of Directors of the Company approved a restructuring plan involving a focus on the development and publication of a reduced slate of titles on a going-forward basis, including the discontinuation of the development of all music-based games and the closure of the related business unit and the cancellation of other titles then in production, and a related reduction in studio headcount and corporate overhead. See Note 25 of the notes to the consolidated financial statements for further information.

9. Inventories

Our inventories consist of the following (amounts in millions):

	At December 31,	
	2010	2009
Finished goods	$82	$201
Purchased parts and components	30	40
Inventories	$112	$241

10. Property and Equipment, Net

Property and equipment, net was comprised of the following (amounts in millions):

	At December 31,	
	2010	2009
Land	$1	$1
Buildings	5	6
Leasehold improvements	57	54
Computer equipment	386	311
Office furniture and other equipment	63	65
Total cost of property and equipment	512	437
Less accumulated depreciation	(343)	(299)
Property and equipment, net	$169	$138

Depreciation expense for the years ended December 31, 2010, 2009, and 2008 was $68 million, $76 million, and $79 million, respectively.

Rental expenses were $37 million, $38 million and $41 million for the years ended December 31, 2010, 2009, and 2008, respectively.

11. Goodwill

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2010 and 2009 are as follows (amounts in millions):

	Activision	Blizzard	Distribution	Total
Balance at December 31, 2008	$7,037	$178	$12	$7,227
Goodwill acquired	3	—	—	3
Issuance of contingent consideration	6	—	—	6
Purchase accounting adjustments	(6)	—	—	(6)
Tax benefit credited to goodwill	(78)	—	—	(78)
Foreign exchange	2	—	—	2
Balance at December 31, 2009	6,964	178	12	7,154
Tax benefit credited to goodwill	(22)	—	—	(22)
Balance at December 31, 2010	$6,942	$178	$12	$7,132

Issuance of contingent consideration consists of additional purchase consideration paid or accrued during 2009 in relation to previous acquisitions. The tax benefit credited to goodwill represents the tax deduction resulting from the exercise of stock options that were outstanding and vested at the consummation of the Business Combination and included in the purchase price of Activision, Inc. to the extent that the tax deduction did not exceed the fair value of those options. Conversely, to the extent that the tax deduction did exceed the fair value of those options, the tax benefit is credited to accumulated paid in capital.

At December 31, 2010, 2009 and 2008, the gross goodwill and accumulated impairment losses by reporting unit are as follows:

	Activision	Blizzard	Distribution	Activision Blizzard's core operations	Other(i)	Total
Balance at December 31, 2008:						
Goodwill	$7,037	$178	$12	$7,227	$18	$7,245
Accumulated impairment losses	—	—	—	—	(18)	(18)
Total	$7,037	$178	$12	$7,227	$—	$7,227
Balance at December 31, 2009:						
Goodwill	$6,964	$178	$12	$7,154	$18	$7,172
Accumulated impairment losses	—	—	—	—	(18)	(18)
Total	$6,964	$178	$12	$7,154	$—	$7,154
Balance at December 31, 2010:						
Goodwill	$6,942	$178	$12	$7,132	$—	$7,132
Total	$6,942	$178	$12	$7,132	$—	$7,132

(i) Other represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment. Consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

12. Intangible Assets, Net

Intangible assets, net consist of the following (amounts in millions):

	At December 31, 2010				
	Estimated useful lives	Gross carrying amount	Accumulated amortization	Impairment charge	Net carrying amount
Acquired definite-lived intangible assets:					
License agreements	3 - 10 years	$172	$(91)	$(67)	$14
Game engines	2 - 5 years	61	(50)	(9)	2
Internally developed franchises	11 - 12 years	574	(182)	(250)	142
Favorable leases	1 - 4 years	5	(5)	—	—
Distribution agreements	4 years	18	(16)	—	2
Acquired indefinite-lived intangible assets:					
Activision trademark	Indefinite	386	—	—	386
Acquired trade names	Indefinite	47	—	—	47
Total		$1,263	$(344)	$(326)	$593

	At December 31, 2009				
	Estimated useful lives	Gross carrying amount	Accumulated amortization	Impairment charge	Net carrying amount
Acquired definite-lived intangible assets:					
License agreements	3 - 10 years	$209	$(77)	$(24)	$108
Developed software	1 - 2 years	288	(288)	—	—
Game engines	2 - 5 years	134	(94)	(12)	28
Internally developed franchises	11 - 12 years	1,124	(278)	(373)	473
Favorable leases	1 - 4 years	5	(4)	—	1
Distribution agreements	4 years	18	(10)	—	8
Other intangibles	0 - 2 years	5	(5)	—	—
Acquired indefinite-lived intangible assets:					
Activision trademark	Indefinite	386	—	—	386
Acquired trade names	Indefinite	47	—	—	47
Total		$2,216	$(756)	$(409)	$1,051

Amortization expense of intangible assets was $130 million, $271 million, and $306 million for the years ended December 31, 2010, 2009, and 2008, respectively.

The gross carrying amount as of December 31, 2010 in the tables above reflect a new cost basis for license agreements, game engines and internally developed franchises due to impairment charges for the year ended December 31, 2009. The new cost basis includes the original gross carrying amount, less accumulated amortization and impairment charges on the intangible assets as of December 31, 2009.

At December 31, 2010, future amortization of definite-lived intangible assets is estimated as follows (amounts in millions):

2011	$56
2012	45
2013	21
2014	10
2015	8
Thereafter	20
Total	$160

In the fourth quarter of 2010, with the franchise and industry results of the holiday season, our outlook for the retail sales of software was significantly revised. With the continued economic downturn within our industry in 2010 and the change in the buying habits of casual consumers, we reassessed our overall expectations. We considered these economic changes during our 2011 planning process conducted during the months of November and December, which resulted in a strategy change to, among other things, focus on fewer title releases in the casual genre and no music titles with peripherals. As we consider this an indicator of impairment of our intangible assets, we updated our future projected revenue streams for certain franchises in the casual games and music genres. We performed recoverability tests and, where applicable, measured the impairment of the related intangible assets in accordance with ASC Subtopic 360-10.

Determining whether impairment has occurred requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the estimated remaining useful life over which cash flows will occur, the amount of these cash flows and the asset's residual value, if any. For intangible assets that did not pass the recoverability test, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. Based on the characteristics of the assets being valued and the availability of information, the Company used the income approach, which presumes that the value of an asset can be estimated by the net economic benefit to be received over the estimated remaining useful life of the asset, discounted to present value. We derived the required cash flow estimates from our historical experience and our internal business plans and applied an appropriate discount rate. Based on this analysis, we recorded impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively, for the year ended December 31, 2010 within our Activision segment.

Similarly in 2009, we recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively, within our Activision segment.

13. Current Accrued Expenses and Other Liabilities, and Other Current Assets

Current accrued expenses and other liabilities were comprised of the following (amounts in millions):

	At December 31,	
	2010	2009
Accrued royalties payable	$59	$64
Accrued selling and marketing costs	91	128
Current income tax payable	95	—
Accrued payroll related costs	386	271
Other	187	316
Current accrued expenses and other liabilities	$818	$779

Included in other current assets of our consolidated balance sheets are deferred cost of sales—product costs of $250 million and $255 million at December 31, 2010 and 2009, respectively.

14. Operating Segments and Geographic Region

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our Chief Operating Decision Maker ("CODM"), the manner in which operating performance is assessed and resources are allocated, and the availability of separate financial information. Currently, we operate under three operating segments: Activision, Blizzard and Distribution (see Note 1 of the notes to the consolidated financial statements). We do not aggregate operating segments.

The CODM reviews segment performance exclusive of the impact of the change in deferred net revenues and related cost of sales with respect to certain of our online-enabled games, stock-based compensation expense, restructuring expense, amortization of intangible assets and purchase price accounting related adjustments, impairment of intangible assets, integration and transaction costs, and other. The CODM does not review any information regarding total assets on an operating segment basis and, accordingly, no disclosure is made. Information on the operating segments and reconciliations of total net revenues and total segment income (loss) from operations to consolidated net revenues and operating income (loss) from external customers for the years ended December 31, 2010, 2009, and 2008 are presented below (amounts in millions):

	Years Ended December 31,					
	2010	2009	2008	2010	2009	2008
	Net Revenues			Income (loss) from operations		
Activision	$2,769	$3,156	$2,152	$511	$663	$307
Blizzard	1,656	1,196	1,343	850	555	704
Distribution	378	423	227	10	16	22
Operating segments total	4,803	4,775	3,722	1,371	1,234	1,033
Reconciliation to consolidated net revenues / operating income (loss):						
Net effect from deferral of net revenues and related cost of sales	(356)	(497)	(713)	(319)	(383)	(496)
Stock-based compensation expense	—	—	—	(131)	(154)	(90)
Restructuring	—	—	—	(3)	(23)	(93)
Amortization of intangible assets and purchase price accounting related adjustments	—	—	—	(123)	(259)	(292)
Impairment of intangible assets	—	—	—	(326)	(409)	—
Integration and transaction costs	—	—	—	—	(24)	(29)
Other*	—	1	17	—	(8)	(266)
Consolidated net revenues / operating income (loss)	$4,447	$4,279	$3,026	$469	$(26)	$(233)

For the year ended December 31, 2010, restructuring expense of $3 million is reflected in the general and administrative expense in the consolidated statement of operations.

Geographic information for the years ended December 31, 2010, 2009, and 2008 is based on the location of the selling entity. Net revenues from external customers by geographic region were as follows (amounts in millions):

	Years Ended December 31,		
	2010	2009	2008
Net revenues by geographic region:			
North America	$2,409	$2,217	$1,494
Europe	1,743	1,798	1,288
Asia Pacific	295	263	227
Total geographic region net revenues	4,447	4,278	3,009
Other*	—	1	17
Total consolidated net revenues	$4,447	$4,279	$3,026

Net revenues by platform were as follows (amounts in millions):

	Years Ended December 31,		
	2010	2009	2008
Net revenues by platform:			
MMORPG	$1,230	$1,248	$1,152
Console	2,330	2,199	1,294
Handheld	184	244	237
PC and other	325	164	99
Total platform net revenues	4,069	3,855	2,782
Distribution	378	423	227
Other*	—	1	17
Total consolidated net revenues	$4,447	$4,279	$3,026

* Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment. Consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

See "Concentration of Credit Risk" in Note 2 of the notes to consolidated financial statements for information regarding significant customers.

15. Computation of Basic/Diluted Earnings (Loss) Per Common Share

The following table sets forth the computation of basic and diluted earnings (loss) per common share (amounts in millions, except per share data):

	Years Ended December 31,		
	2010	2009	2008
Numerator:			
Consolidated net income (loss)	$418	$113	$(107)
Less: Distributed earnings to unvested stock-based awards that participate in earnings	(2)	—	—
Less: Undistributed earnings allocated to unvested stock-based awards that participate in earnings	(2)	(1)	—
Numerator for basic and diluted earnings per common share—income (loss) available to common shareholders	414	112	(107)
Denominator:			
Denominator for basic earnings per common share—weighted-average common shares outstanding	1,222	1,283	946
Effect of potential dilutive common shares under the treasury stock method: Employee stock options	14	28	—
Denominator for diluted earnings per common share—weighted-average common shares outstanding plus dilutive effect of employee stock options	1,236	1,311	946
Basic earnings (loss) per common share	$0.34	$0.09	$(0.11)
Diluted earnings (loss) per common share	$0.33	$0.09	$(0.11)

Our unvested restricted stock rights (including restricted stock units, restricted stock awards, and performance shares) are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award. Since the unvested restricted stock rights are considered participating securities, we are required to use the two-class method in our computation of basic and diluted earnings per common share. For the years ended December 31, 2010 and 2009, we had outstanding unvested restricted stock rights with respect to 12 million and 10 million shares of common stock on a weighted-average basis, respectively.

According to the terms of our restricted stock plans, our unvested restricted stock rights do not participate with common stock in undistributed losses. Therefore, the two-class method in our computation of basic and diluted net earnings per common share for the year ended December 31, 2008 does not apply as there were losses during this period.

In July 2008, the Board of Directors approved a two-for-one split of our outstanding common stock effected in the form of a stock dividend ("the split"). The stock dividend was issued on September 5, 2008 to shareholders of record as of August 25, 2008. The par value of our common stock was maintained at the pre-split amount of $.000001 per share. The consolidated financial statements and notes thereto, including all share and per share data, have been restated as if the split had occurred as of the earliest period presented.

On July 9, 2008, Vivendi obtained control of Activision, Inc. through acquisition of the majority of the outstanding common stock of Activision, Inc. For accounting purposes, Vivendi Games is deemed to be the acquirer (as the transaction was a "reverse acquisition"—see Note 1 of the notes to consolidated financial statements). As such, the historical financial statements prior to July 10, 2008, are those of Vivendi Games.

Potential common shares are not included in the denominator of the diluted earnings per common share calculation when inclusion of such shares would be anti-dilutive. Therefore, options to acquire 25 million, 20 million, and 40 million shares of common stock were not included in the calculation of diluted earnings (loss) per common share for the years ended December 31, 2010, 2009, and 2008, respectively, as the effect of their inclusion would be anti-dilutive.

16. Income Taxes

Domestic and foreign income before income taxes and details of the income tax expense (benefit) are as follows (amounts in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Income (loss) before income tax expense (benefit):			
Domestic	$228	$(237)	$(131)
Foreign	264	229	(56)
	$492	$(8)	$(187)
Income tax expense (benefit):			
Current:			
Federal	$314	$237	$251
State	31	46	49
Foreign	29	14	41
Total current	374	297	341
Deferred:			
Federal	(264)	(309)	(294)
State	8	(75)	(67)
Foreign	(45)	(12)	(62)
Release of valuation allowance	—	(22)	—
Total deferred	(301)	(418)	(423)
Add back benefit credited to additional paid-in capital:			
Excess tax benefit associated with stock options	1	—	2
Income tax expense (benefit)	$74	$(121)	$(80)

The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax expense (benefit) (the effective tax rate) for each of the years are as follows:

	For the Years Ended December 31,					
	2010		2009		2008	
Federal income tax provision at statutory rate	$172	35%	$(3)	(35)%	$(65)	(35)%
State taxes, net of federal benefit	30	6	(17)	(219)	(6)	(3)
Research and development credits	(11)	(2)	(24)	(302)	(31)	(17)
Domestic production activity deduction	(13)	(3)	(7)	(89)	(12)	(6)
Foreign rate differential	(109)	(22)	(82)	(1,040)	(2)	(1)
Change in valuation allowance	—	—	(22)	(286)	6	3
Change in tax reserves	(1)	—	34	440	11	6
Foreign withholding tax	—	—	2	24	8	4
Foreign tax credits	—	—	(3)	(41)	(15)	(8)
Goodwill impairment	—	—	—	—	7	4
Shortfall from employee stock option exercises	8	1	2	27	—	—
Return to provision adjustment	—	—	—	—	12	6
Other	(2)	—	(1)	(13)	7	4
Income tax expense (benefit)	$74	15%	$(121)	(1,534)%	$(80)	(43)%

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. The components of the net deferred tax assets (liabilities) are as follows (amounts in millions):

	As of December 31,	
	2010	2009
Deferred tax assets:		
Reserves and allowances	$29	$36
Allowance for sales returns and price protection	72	64
Inventory reserve	23	17
Accrued expenses	117	53
Deferred revenue	377	292
Tax credit carryforwards	25	61
Net operating loss carryforwards	16	18
Stock-based compensation	99	119
Foreign deferred assets	15	27
Other	17	17
Deferred tax assets	790	704
Deferred tax assets, net of valuation allowance	790	704
Deferred tax liabilities:		
Intangibles	(209)	(407)
Prepaid royalties	(2)	(5)
Capitalized software development expenses	(42)	(56)
State taxes	(9)	(8)
Deferred tax liabilities	(262)	(476)
Net deferred tax assets	$528	$228

As of December 31, 2010, our available federal net operating loss carryforward of less than a million is subject to certain limitations as defined under Section 382 of the Internal Revenue Code. The net operating loss carryforward will begin to expire in 2023. We have various state net operating loss carryforwards totaling $17 million which are not subject to limitations under Section 382 of the Internal Revenue Code and will begin to expire in 2013. We have tax credit carryforwards of $5 million and $20 million for federal and state purposes, respectively, which begin to expire in fiscal 2016.

Through our foreign operations, we have approximately $54 million in net operating loss carryforwards at December 31, 2010, attributed mainly to losses in France, Ireland, and Sweden. We evaluate our deferred tax assets, including net operating losses, to determine if a valuation allowance is required. We assess whether a valuation allowance should be established or released based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. At December 31, 2010, there are no valuation allowances on deferred tax assets.

Realization of the U.S. deferred tax assets is dependent upon the continued generation of sufficient taxable income prior to expiration of tax credits and loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the U.S. deferred tax assets will be realized.

Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $759 million at December 31, 2010. Deferred income taxes on these earnings have not been provided as these amounts are considered to be permanent in duration. It is not practical to estimate the amount of tax that would be payable upon distribution of these earnings.

As of December 31, 2010, we had approximately $132 million in total unrecognized tax benefits of which $130 million would affect our effective tax rate if recognized. A reconciliation of unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008 is as follows (amounts in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Unrecognized tax benefits balance at January 1	$139	$103	$13
Assumption of unrecognized tax benefits upon the Business Combination	—	—	73
Gross increase for tax positions of prior years	—	3	12
Gross decrease for tax positions of prior years	—	(1)	(2)
Gross increase for tax positions of current year	21	35	7
Settlement with taxing authorities	(16)	—	—
Lapse of statute of limitations	(12)	(1)	—
Unrecognized tax benefits balance at December 31	$132	$139	$103

In addition, as of December 31, 2010 and 2009, we reflected $111 million and $123 million, respectively, of income tax liabilities as non-current liabilities because payment of cash or settlement is not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in other liabilities in the consolidated balance sheets as of December 31, 2010 and 2009.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2010 and 2009, we had approximately $11 million and $8 million, respectively, of accrued interest and penalties related to uncertain tax positions. For the years ended December 31, 2010, 2009, and 2008, we recorded $3 million, $6 million and $1 million of interest expense related to uncertain tax positions, respectively.

Vivendi Games results for the period January 1, 2008 through July 9, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Vivendi or its affiliates while Vivendi Games results for the period July 10, 2008 through December 31, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Activision Blizzard. Vivendi Games is no longer subject to U.S. federal income tax examinations for tax years before 2002. Vivendi Games is also no longer subject to state examinations for tax years before 2000. Activision Blizzard's tax years 2007 through 2009 remain open to examination by the major taxing jurisdictions to which we are subject, including the United States of America ("U.S.") and non-U.S. locations. Activision Blizzard is currently under audit by the California Franchise Tax Board for the tax years 2005 through 2007, and it is reasonably possible that the current portion of our unrecognized tax benefits will significantly decrease within the next twelve months due to the outcome of these audits.

On July 9, 2008, Activision Blizzard entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") with Vivendi. The Tax Sharing Agreement generally governs Activision Blizzard's and Vivendi's respective rights, responsibilities and obligations with respect to the ordinary course of business taxes. Currently, under the Tax Sharing Agreement, with certain exceptions, Activision Blizzard generally is responsible for the payment of U.S. and certain non-U.S. income taxes that are required to be paid to tax authorities on a stand-alone Activision Blizzard basis. In the event that Activision Blizzard joins Vivendi in the filing of a group tax return, Activision Blizzard will pay its share of the tax liability for such group tax return to Vivendi, and Vivendi will pay the tax liability for the entire group to the appropriate tax authority. Vivendi will indemnify Activision Blizzard for any tax liability imposed upon it due to Vivendi's failure to pay any group tax liability. Activision Blizzard will indemnify Vivendi for any tax liability imposed on Vivendi (or any of its subsidiaries) due to Activision Blizzard's failure to pay any taxes it owes under the Tax Sharing Agreement.

Prior to the Business Combination, Vivendi Games' income taxes are presented in the financial statements as if Vivendi Games were a stand-alone taxpayer even though Vivendi Games' operating results are included in the consolidated federal, certain foreign, and state and local income tax returns of Vivendi or Vivendi's subsidiaries. Based on the subsequent filing of these tax returns by Vivendi or Vivendi's subsidiaries, we determined that the amount paid by Vivendi Games was greater than the actual amount due (and settled) based upon filing of these returns for the year ended December 31, 2008. This difference between the amount paid and the actual amount due (and settled) represents a return of capital to Vivendi, which was required in accordance with the terms of the Business Combination agreement immediately prior to the close of the Business Combination. This difference has resulted in no additional payment to Vivendi and no impact to our consolidated statement of cash flows for the years ended December 31, 2010 and 2009.

Within the next twelve months, it is reasonably possible we will reduce approximately $66 million of previously unrecognized tax benefits due to the expiration of statutes of limitation and anticipated closure of income tax examinations.

17. Fair Value Measurements

Fair Value Measurements on a Recurring Basis

FASB literature regarding fair value measurements for financial and non-financial assets and liabilities establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of "observable inputs" and minimize the use of "unobservable inputs." The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The table below segregates all assets and liabilities that are measured at fair value on a recurring basis (which means they are so measured at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date (amounts in millions):

		Fair Value Measurements at December 31, 2010 Using			
	As of December 31, 2010	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Financial assets:					
Money market funds	$2,216	$2,216	$—	$—	Cash and cash equivalents
U.S. treasuries and foreign government bonds with original maturities of the three months or less	332	332	—	—	Cash and cash equivalents
U.S. treasuries and government agency securities	672	672	—	—	Short-term investments
ARS held through Morgan Stanley Smith Barney LLC	23	—	—	23	Long-term investments
Foreign exchange contract derivatives	1	—	1	—	Other assets—current
Total financial assets at fair value	$3,244	$3,220	$1	$23	

	As of December 31, 2009	Fair Value Measurements at December 31, 2009 Using			Balance Sheet Classification
		Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
Financial assets:					
Money market funds	$2,304	$2,304	$—	$—	Cash and cash equivalents
Mortgage backed securities	2	—	2	—	Short-term investments
ARS held through UBS	54	—	—	54	Short-term investments
U.S. treasuries and government agency securities	389	389	—	—	Short-term investments
ARS held through Morgan Stanley Smith Barney LLC	23	—	—	23	Long-term investments
ARS rights from UBS(a)	7	—	—	7	Other assets—current
Total financial assets at fair value	$2,779	$2,693	$2	$84	
Financial liabilities:					
Other financial liability	$(23)	$—	$—	$(23)	Other liabilities—current
Total financial liabilities at fair value	$(23)	$—	$—	$(23)	

(a) Auction Rate Securities ("ARS") rights from UBS represent an offer from UBS providing us with the right to require UBS to purchase our ARS held through UBS at par value. To value the ARS rights, we considered the intrinsic value, time value of money, and our assessment of the credit worthiness of UBS. We exercised our ARS rights with UBS on June 30, 2010.

As of December 31, 2009 other financial liability represented the earn-out liability from a previous acquisition. The earn-out liability was recorded at fair value at the date of the Business Combination, as it was to be settled by a variable number of shares of our common stock based on the average of the closing prices on each of the five business days immediately preceding issuance of the shares. When estimating the fair value, we considered our projection of revenues from the related titles under the earn-out provisions. For the year ended December 31, 2010, there was a $23 million decrease in our fair value estimate of this financial liability, which was recorded in investment and other income, net. There was no earn-out liability recorded at December 31, 2010.

The following table provides a reconciliation of the beginning and ending balances of our financial assets and financial liabilities classified as Level 3 by major categories (amounts in millions) at December 31, 2010:

	Level 3			
	ARS (a)	ARS rights from UBS (b)	Total financial assets at fair value	Other financial liabilities
Balance at January 1, 2010	$77	$7	$84	$(23)
Total gains or (losses) (realized/unrealized) included in investment and other income, net	7	(7)	—	23
Purchases or acquired sales, issuances and settlements	(61)	—	(61)	—
Balance at December 31, 2010	$23	$—	$23	$—

The following table provides a reconciliation of the beginning and ending balances of our financial assets and financial liabilities classified as Level 3 by major categories (amounts in millions) at December 31, 2009:

	Level 3			
	ARS (a)	ARS rights from UBS (b)	Total financial assets at fair value	Other financial liabilities
Balance at January 1, 2009	$78	$10	$88	$(31)
Total gains or (losses) (realized/unrealized) included in investment and other income, net	3	(3)	—	8
Purchases or acquired sales, issuances and settlements	(4)	—	(4)	—
Balance at December 31, 2009	$77	$7	$84	$(23)
The amount of total gains or (losses) for the period included in investment and other income, net attributable to the change in unrealized gains or losses relating to assets and liabilities still held at December 31, 2009	$3	$(3)	$—	$8

(a) Fair value measurements have been estimated using an income-approach model (specifically, discounted cash-flow analysis). When estimating the fair value, we consider both observable market data and non-observable factors, including credit quality, duration, insurance wraps, collateral composition, maximum rate formulas, comparable trading instruments, and the likelihood of redemption. Significant assumptions used in the analysis include estimates for interest rates, spreads, cash flow timing and amounts, and holding periods of the securities. Assets measured at fair value using significant unobservable inputs (Level 3) represent less than 1% of our financial assets measured at fair value on a recurring basis at December 31, 2010.

In June 2010, we sold the remainder of our ARS held with UBS at par and recognized a gain of $7 million included within investment and other income, net in the consolidated statement of operations.

(b) ARS rights from UBS represented an offer from UBS providing us with the right to require UBS to purchase our ARS held through UBS at par value. To value the ARS rights, we considered the intrinsic value, time value of money, and our assessment of the credit worthiness of UBS. We exercised our ARS rights with UBS on June 30, 2010 and recorded a loss of $7 million included within investment and other income, net in the consolidated statement of operations.

Foreign Currency Forward Contracts Not Designated as Hedges

We transact business in various currencies other than the U.S. dollar and have significant international sales and expenses denominated in currencies other than the U.S. dollar, subjecting us to currency exchange rate risks. To mitigate our risk from foreign currency fluctuations we periodically enter into currency derivative contracts, principally swaps and forward contracts with maturities of twelve months or less, with Vivendi as our principal counterparty. We do not hold or purchase any foreign currency contracts for trading or speculative purposes and we do not designate these forward contracts or swaps as hedging instruments. Accordingly, we report the fair value of these contracts in the consolidated balance sheet with changes in fair value recorded in the consolidated statement of operations. The fair value of foreign currency contracts is estimated based on the prevailing exchange rates of the various hedged currencies as of the end of the period.

Fair Value Measurements on a Non-Recurring Basis

We measure the fair value of certain assets on a non-recurring basis, generally annually or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

In accordance with the provisions of the impairment of long-lived assets subsections of ASC Subtopic 360-10, intangible assets were written down to their fair value during in the quarter ended December 31, 2010 within our Activision operating segment. The write down resulted in impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively (see Note 12 of the notes to the consolidated financial statements for details).

We recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively, in the quarter ended December 31, 2009 within our Activision operating segment.

The tables below present intangible assets that were measured at fair value on a non-recurring basis at December 31, 2010 and 2009 (amounts in millions):

		Fair Value Measurements at December 31, 2010 Using			
	As of December 31, 2010	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Non-financial assets:					
Intangible assets, net	$—	$—	$—	$—	$326
Total non-financial assets at fair value	$—	$—	$—	$—	$326

		Fair Value Measurements at December 31, 2009 Using			
	As of December 31, 2009	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Non-financial assets:					
Intangible assets, net	$278	$—	$—	$278	$409
Total non-financial assets at fair value	$278	$—	$—	$278	$409

18. Commitments and Contingencies

Credit Facilities

At December 31, 2010 and 2009, we maintained a $22 million and $30 million irrevocable standby letter of credit, respectively. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder, but not reimbursed. The letter of credit was undrawn at December 31, 2010 and 2009.

At December 31, 2010 and 2009, our publishing subsidiary located in the U.K. maintained a EUR 30 million ($40 million and $43 million, respectively) irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. The standby letter of credit does not require a compensating balance and expires in July 2011. No amounts were outstanding at December 31, 2010 and 2009.

On April 29, 2008, Activision, Inc. entered into a senior unsecured credit agreement with Vivendi, as lender. Borrowings under the agreement became available upon consummation of the Business Combination. The credit agreement provided for a revolving credit facility of up to $475 million, bearing interest at LIBOR plus 1.20% per annum. Any unused amount under the revolving credit facility was subject to a commitment fee of 0.42% per annum. No borrowings under revolving credit facility with Vivendi were outstanding at December 31, 2009. Effective July 23, 2010, we terminated our unsecured credit agreement.

Commitments

In the normal course of business, we enter into contractual arrangements with third parties for non-cancelable operating lease agreements for our offices, for the development of products, and for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer or intellectual property holder, as the case may be, based upon contractual arrangements. The payments to third-party developers are generally conditioned upon the achievement by the developers of contractually specified development milestones. Further, these payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we will commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place at December 31, 2010 are scheduled to be paid as follows (amounts in millions):

	Contractual Obligations(1)			
	Facility and Equipment Leases	Developer and Intellectual Properties	Marketing	Total
For the years ending December 31,				
2011	$32	$90	$48	$170
2012	31	69	11	111
2013	29	49	—	78
2014	26	15	—	41
2015	16	—	—	16
Thereafter	63	—	—	63
Total	$197	$223	$59	$479

(1) We have omitted uncertain tax liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either (a) the underlying positions have not been fully developed under audit to quantify at this time or, (b) the years relating to the issues for certain jurisdictions are not currently under audit. At December 31, 2010, we had $132 million of unrecognized tax benefits.

Legal Proceedings

After concluding an internal human resources inquiry into breaches of contract and insubordination by two senior employees at Infinity Ward, the Company terminated its employment of Jason West and Vince Zampella on March 1, 2010. On March 3, 2010, West and Zampella filed a complaint against the Company in Los Angeles Superior Court for breach of contract and wrongful termination, among other claims. West and Zampella are seeking damages, including punitive damages, in excess of $36 million and declaratory relief. On April 9, 2010, the Company filed a cross complaint against West and Zampella, asserting claims for breach of contract and fiduciary duty, among other claims. The Company is seeking damages and declaratory relief.

In addition, 38 current and former employees of Infinity Ward filed a complaint against the Company in Los Angeles Superior Court on April 27, 2010 (*Alderman et al. v. Activision Publishing, Inc. et al)*. An amended complaint was filed on July 8, 2010, which added seven additional plaintiffs. On October 5, 2010, five plaintiffs, all current employees of Infinity Ward, filed dismissals without prejudice. There are currently 40 plaintiffs in the case. The plaintiffs have asserted claims for breach of contract, violation of the Labor Code of the State of California, conversion and other claims. The plaintiffs claim that the Company failed to pay them bonuses and other compensation allegedly owed to them in an amount of at least $75 million to $125 million, plus punitive damages. On October 12, 2010, the court consolidated this matter with the West and Zampella matter.

On August 10, 2010, the Company filed a demurrer to various causes of action in the amended Alderman complaint. On October 15, 2010, the court overruled the demurrer with respect to all causes of action other than conversion, for which it was sustained. On November 4, 2010, the Alderman plaintiffs filed a second amended complaint. On November 15, 2010, the Company filed a demurrer with respect to the claim for conversion in the second amended complaint.

On January 18, 2011, the court granted the Company's motion to amend its cross complaint against West and Zampella to add allegations with respect to them and to add Electronic Arts, Inc. as a party. On January 26, 2011, Electronic Arts, Inc. filed a demurrer with respect to the claims asserted against it in the amended cross complaint. On January 31, 2011, the case was transferred to the complex division, staying the case pending a status hearing with the new judge. A status conference is scheduled for March 16, 2011.

The Company has accrued and will continue to accrue appropriate amounts related to bonuses and other monies allegedly owed in connection with this matter. The Company does not expect this lawsuit to have a material impact on the Company.

In addition, we are party to other routine claims and suits brought by us and against us in the ordinary course of business, including disputes arising over the ownership of intellectual property rights, contractual claims, employment laws, regulations and relationships, and collection matters. In the opinion of management, after consultation with legal counsel, the outcome of such routine claims and lawsuits will not have a material adverse effect on our business, financial condition, results of operations, or liquidity.

19. Stock-Based Compensation

Activision Blizzard Equity Incentive Plans

The Activision Blizzard Inc. 2008 Incentive Plan was adopted by our Board on July 28, 2008, approved by our stockholders and amended and restated by our Board on September 24, 2008, further amended and restated by our Board with stockholder approval on June 3, 2009, further amended and restated by the Compensation Committee of our Board with stockholder approval on December 17, 2009, and further amended and restated by our Board and the Compensation Committee of our Board with shareholder approval on June 3, 2010 (as so amended and restated, the "2008 Plan"). The 2008 Plan authorizes the Compensation Committee of our Board of Directors to provide stock-based compensation in the form of stock options, share appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other performance- or value-based awards structured by the Compensation Committee within parameters set forth in the 2008 Plan, including custom awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock, or factors that may influence the value of our common stock or that are valued based on our performance or the performance of any of our subsidiaries or business units or other factors designated by the Compensation Committee, as well as incentive bonuses, for the purpose of providing incentives and rewards for performance to the directors, officers, and employees of, and consultants to, Activision Blizzard and its subsidiaries.

While the Compensation Committee has broad discretion to create equity incentives, our stock-based compensation program for the most part currently utilizes a combination of options and restricted stock units. Options have time-based vesting schedules, generally vesting annually over a period of three to five years, and all options expire ten years from the grant date. Restricted stock units either have time-based vesting schedules, generally vesting in their entirety on an anniversary of the date of grant, or vesting annually over a period of three to five years, or vest only if certain performance measures are met. In addition, under the terms of the 2008 Plan, the exercise price for the options must be equal to or greater than the closing price per share of our common stock on the date the award is granted, as reported on NASDAQ.

Upon the effective date of the 2008 Plan, we ceased to make awards under the following equity incentive plans (collectively, the "Prior Plans"), although such plans will remain in effect and continue to govern outstanding awards: (i) Activision, Inc. 1998 Incentive Plan, as amended; (ii) Activision, Inc. 1999 Incentive Plan, as amended; (iii) Activision, Inc. 2001 Incentive Plan, as amended; (iv) Activision, Inc. 2002 Incentive Plan, as amended; (v) Activision, Inc. 2002 Executive Incentive Plan, as amended; (vi) Activision, Inc. 2002 Studio Employee Retention Incentive Plan, as amended; (vii) Activision, Inc. 2003 Incentive Plan, as amended; and (viii) Activision, Inc. 2007 Incentive Plan.

Pursuant to the 2008 Plan as adopted, 30 million shares of our common stock were made available for issuance. The 2008 plan was amended with stockholder approval on December 17, 2009 to increase the number of shares of our common stock available for issuance thereunder by 14 million and was further amended with stockholder approval on June 3, 2010 to increase the number of shares of our common stock available for issuance thereunder by 56 million. The number of shares of our common stock reserved for issuance under the 2008 Plan may be further increased from time to time by: (i) the number of shares relating to awards outstanding under any Prior Plan that: (a) expire, or are forfeited, terminated or cancelled, without the issuance of shares; (b) are settled in cash in lieu of shares; or (c) are exchanged, prior to the issuance of shares of our common stock, for awards not involving our common stock; and (ii) if the exercise price of any option outstanding under any Prior Plan is, or the tax withholding requirements with respect to any award outstanding under any Prior Plan are, satisfied by withholding shares otherwise then deliverable in respect of the award or the actual or constructive transfer to the Company of shares already owned, the number of shares equal to the withheld or transferred shares. At December 31, 2010, we had approximately 60 million shares of our common stock reserved for future issuance under the 2008 Plan. Shares issued in connection with awards made under the 2008 Plan are generally issued as new stock issuances.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan was terminated by the Board of Directors and there were no further purchases thereunder after October 1, 2008. Effective October 1, 2005, the Board of Directors of Activision, Inc. approved the Activision, Inc. Third Amended and Restated 2002 Employee Stock Purchase Plan and the Activision, Inc. Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees (together, the "ESPP"). Before the termination, up to an aggregate of 4,000,000 shares of Activision, Inc. common stock was available for purchase by eligible employees during two six-month offering periods that commenced each April 1 and October 1 (the "Offering Period") at a price per share generally equal to 85% of the lower of the fair market value of our common stock on the first day of the Offering Period and the fair market value of our common stock on the purchase date (the last day of the Offering Period). Employees had been able to purchase shares having a value not exceeding 15% of their gross compensation during an Offering Period and were limited to a maximum of $10,000 in value for any two purchases within the same calendar year. As a result of the Business Combination the offering period in effect at the time of the Business Combination was assumed by us, and on October 1, 2008, employees purchased 262,002 shares of our common stock at a purchase price of $11.65 per share under the ESPP.

Blizzard Equity Plan ("BEP")

In 2006, Blizzard implemented the BEP, an equity incentive plan denominated in U.S. dollars. Under the BEP, restricted shares of Blizzard stock and other cash settled awards were granted to certain key executives and employees of Blizzard.

Under the provisions of the BEP and the Business Combination Agreement, the consummation of the Business Combination was deemed to be a change in control. As such, the outstanding non-vested rights became immediately vested upon the closing of the Business Combination, cancelled and extinguished and converted into a new right to receive an amount in cash eighteen months after the closing upon the terms and subject to the conditions set forth in the BEP and in the Business Combination Agreement, including continued employment through the payment date. The determination of the value of Blizzard shares upon a change in control was equal to the transaction value under the provisions of the BEP. At December 31, 2009, other current liabilities in the consolidated balance sheet included $87 million related to this plan, which was settled during 2010.

Method and Assumptions on Valuation of Stock Options

Our employee stock options have features that differentiate them from exchange-traded options. These features include lack of transferability, early exercise, vesting restrictions, pre- and post-vesting termination provisions, blackout dates, and time-varying inputs. In addition, some of the options have non-traditional features, such as accelerated vesting upon the satisfaction of certain performance conditions that must be reflected in the valuation. A binomial-lattice model was selected because it is better able to explicitly address these features than closed-form models such as the Black-Scholes model, and is able to reflect expected future changes in model inputs, including changes in volatility, during the option's contractual term.

We have estimated expected future changes in model inputs during the option's contractual term. The inputs required by our binomial-lattice model include expected volatility, risk-free interest rate, risk-adjusted stock return, dividend yield, contractual term, and vesting schedule, as well as measures of employees' forfeiture, exercise, and post-vesting termination behavior. Statistical methods were used to estimate employee rank- specific termination rates. These termination rates, in turn, were used to model the number of options that are expected to vest and post-vesting termination behavior. Employee rank-specific estimates of Expected Time-To-Exercise ("ETTE") were used to reflect employee exercise behavior. ETTE was estimated by using statistical procedures to first estimate the conditional probability of exercise occurring during each time period, conditional on the option surviving to that time period and then using those probabilities to estimate ETTE. The model was calibrated by adjusting parameters controlling exercise and post-vesting termination behavior so that the measures output by the model matched values of these measures that were estimated from historical data.

The following tables present the weighted-average assumptions and the weighted-average fair value at grant date using the binomial-lattice model:

	Employee and director options		
	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Expected life (in years)	5.79	5.95	5.28
Risk free interest rate	2.97%	3.63%	3.98%
Volatility	46.20%	53.00%	53.88%
Dividend yield	1.33%	—%	—%
Weighted-average fair value at grant date	$3.98	$5.40	$5.92

Upon consummation of the Business Combination the fair value of Activision, Inc.'s stock awards was determined using the fair value of Activision, Inc.'s common stock of $15.04 per share, which was the closing price at July 9, 2008, and using a binomial-lattice model with the following assumptions: (a) varying volatility ranging from 42.38% to 51.50%, (b) a risk free interest rate of 3.97%, (c) an expected life ranging from 3.22 years to 4.71 years, (d) risk adjusted stock return of 8.89%, and (e) an expected dividend yield of 0.0%.

To estimate volatility for the binomial-lattice model, we use methods that consider the implied volatility method based upon the volatilities for exchange-traded options on our stock to estimate short-term volatility, the historical method (annualized standard deviation of the instantaneous returns on Activision Blizzard's stock) during the option's contractual term to estimate long-term volatility, and a statistical model to estimate the transition or "mean reversion" from short-term volatility to long-term volatility. Based on these methods, for options granted during the year ended December 31, 2010, the expected stock price volatility ranged from 32.87% to 53.71%.

As is the case for volatility, the risk-free rate is assumed to change during the option's contractual term. Consistent with the calculation required by a binomial-lattice model, the risk-free rate reflects the interest from one time period to the next ("forward rate") as opposed to the interest rate from the grant date to the given time period ("spot rate"). The expected dividend yield assumption for options granted during the year ended December 31, 2010 is based on the Company's historical and expected future amount of dividend payouts.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is an output from the binomial-lattice model. The expected life of employee stock options depends on all of the underlying assumptions and calibration of our model. A binomial-lattice model can be viewed as assuming that employees will exercise their options when the stock price equals or exceeds an exercise boundary. The exercise boundary is not constant, but continually declines as the option's expiration date approaches. The exact placement of the exercise boundary depends on all of the model inputs as well as the measures that are used to calibrate the model to estimated measures of employees' exercise and termination behavior.

As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2010 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Accuracy of Fair Value Estimates

We developed the assumptions used in the binomial-lattice model, including model inputs and measures of employees' exercise and post-vesting termination behavior. Our ability to accurately estimate the fair value of stock-based payment awards at the grant date depends upon the accuracy of the model and our ability to accurately forecast model inputs as long as ten years into the future. These inputs include, but are not limited to, expected stock price volatility, risk-free rate, dividend yield, and employee termination rates. Although the fair value of employee stock options is determined using an option-pricing model, the estimates that are produced by this model may not be indicative of the fair value observed between a willing buyer and a willing seller. Unfortunately, it is difficult to determine if this is the case, as markets do not currently exist that permit the active trading of employee stock option and other stock-based instruments.

Stock Option Activities

Stock option activities for the year ended December 31, 2010 are as follows (amounts in millions, except number of shares, which are in thousands, and per share amounts):

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2009	71,818	$9.04		
Granted	11,276	11.52		
Exercised	(16,211)	4.99		
Forfeited/Expired	(5,708)	10.19		
Outstanding at December 31, 2010	61,175	10.46	6.96	$157
Vested and expected to vest at December 31, 2010	58,478	$10.38	6.30	$155
Exercisable at December 31, 2010	36,650	$9.29	5.88	$136

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (*i.e.*, the difference between our closing stock price on the last trading day of the period and the exercise price, times the number of shares underlying options where the exercise price is below the closing stock price) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes as it is based on the fair market value of our stock. Total intrinsic value of options actually exercised was $104 million, $312 million, and $53 million for the years ended December 31, 2010, 2009, and 2008, respectively. Total grant date fair value of options vested was $114 million, $143 million, and $32 million for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010, $57 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.6 years.

Income tax benefit from stock option exercises was $36 million, $85 million, and $22 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Non-Plan Employee Stock Options Granted to Executives

In connection with prior employment agreements between Activision, Inc. and Robert A. Kotick, our Chief Executive Officer, and Brian G. Kelly, our Co-Chairman, Mr. Kotick and Mr. Kelly were previously granted options to purchase common stock of Activision, Inc. which were not awarded under a stockholder- or board-approved plan. These awards were assumed as a result of the Business Combination and accounted for as an exchange for options to purchase our common stock. All non-plan options were exercised during 2009.

Restricted Stock Units and Restricted Stock Awards Activities

We grant restricted stock units and restricted stock awards (collectively referred to as "restricted stock rights") under the 2008 Plan to employees around the world, and we have assumed as a result of the Business Combination the restricted stock rights granted by Activision, Inc. Restricted stock rights entitle the holders thereof to receive shares of our common stock at the end of a specified period of time or otherwise upon a specified occurrence (which may include the satisfaction of a performance measure). Restricted stock awards are issued and outstanding upon grant. Holders of restricted stock rights are restricted from selling the shares until they vest. Upon vesting of restricted stock rights, we may withhold shares otherwise deliverable to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is contingent upon the holders' continued employment with us and may be subject to other conditions (which may include the satisfaction of a performance measure). If the vesting conditions are not met, unvested restricted stock rights will be forfeited.

In connection with the consummation of the Business Combination, on July 9, 2008, Robert A. Kotick, our Chief Executive Officer, received a grant of 2,500,000 market performance-based restricted shares, which vest in 20% increments on each of the first, second, third, and fourth anniversaries of the date of grant, with another 20% vesting on December 31, 2012, the expiration date of Mr. Kotick's employment agreement with the Company, in each case subject to the Company attaining the specified compound annual total shareholder return target for that vesting period. If the Company does not achieve the market performance measure for a vesting period, no performance shares will vest for that vesting period. If, however, the Company achieves the market performance measure for a subsequent vesting period, then all of the performance shares that would have vested on the previous vesting date will vest on the vesting date when the market performance measure is achieved.

The following table summarizes our restricted stock rights activity for the year ended December 31, 2010 (amounts in thousands except per share amounts):.

	Restricted Stock Rights	Weighted-Average Grant Date Fair Value
Balance at December 31, 2009	11,303	$12.84
Granted	10,364	11.54
Vested	(2,557)	14.72
Forfeited	(2,538)	13.91
Balance at December 31, 2010	16,572	11.62

At December 31, 2010, approximately $104 million of total unrecognized compensation cost was related to restricted stock rights, of which $12 million was related to performance shares, which cost is expected to be recognized over a weighted-average period of 2.0 years and 1.34 years, respectively. Total grant date fair value of restricted stock rights vested was $40 million, $28 million, and $9 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Stock-Based Compensation Expense

As a result of the reverse acquisition accounting treatment for the Business Combination, previously issued Activision, Inc. stock options and restricted stock awards granted to employees and directors that were outstanding and unvested at the date of the Business Combination, were accounted for as an exchange of awards. The fair value of the outstanding vested and unvested awards was measured on the date of the acquisition, and for unvested awards which require service subsequent to the date of the Business Combination, a portion of the awards' fair values have been allocated to future service and will be recognized over the remaining future requisite service period.

The following table sets forth the total stock-based compensation expense resulting from stock options granted by Activision Inc. or Activision Blizzard, restricted stock rights awarded by Activision, Inc. or Activision Blizzard, awards made to our employees under the BEP, and awards made to our employees under the Vivendi corporate plans described below included in our consolidated statements of operations for the years ended December 31, 2010, 2009, and 2008 (amounts in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Cost of sales—software royalties and amortization	$65	$34	$4
Product development	12	40	44
Sales and marketing	8	9	10
General and administrative	46	71	31
Restructuring	—	2	—
Stock-based compensation expense before income taxes	131	156	89
Income tax benefit	(51)	(61)	(35)
Total stock-based compensation expense, net of income tax benefit	$80	$95	$54

The following table summarizes stock-based compensation included in our consolidated balance sheets as a component of software development (amounts in millions):

	Software Development
Balance at December 31, 2007	$—
Stock-based compensation expense capitalized and deferred during period	54
Amortization of capitalized and deferred stock-based compensation expense	(12)
Balance at December 31, 2008	$42
Stock-based compensation expense capitalized and deferred during period	102
Amortization of capitalized and deferred stock-based compensation expense	(90)

Balance at December 31, 2009	54
Stock-based compensation expense capitalized and deferred during period	63
Amortization of capitalized and deferred stock-based compensation expense	(97)
Balance at December 31, 2010	$20

20. Capital transactions

Repurchase Program

On November 5, 2008, we announced that our Board of Directors authorized a stock repurchase program (the "2008-2009 Stock Repurchase Program") under which we were authorized to repurchase up to $1 billion of our common stock. On July 31, 2009, our Board of Directors authorized an increase of $250 million to the 2008-2009 Stock Repurchase Program bringing the total authorization to $1.25 billion. During 2009, we repurchased 114 million shares of our common stock for an aggregate purchase price of $1,235 million pursuant to the 2008-2009 Stock Repurchase Program. In January 2010, we settled a $15 million purchase of 1.3 million shares of our common stock that we had agreed to repurchase in December 2009 pursuant to the 2008-2009 Stock Repurchase Program, completing that program.

On February 10, 2010, we announced that our Board of Directors authorized a new stock repurchase program (the "2010 Stock Repurchase Program") under which we may repurchase up to $1 billion. During the year ended December 31, 2010, we repurchased 84 million shares of our common stock for $944 million pursuant to the 2010 Stock Repurchase Program. In January 2011, we settled a $22 million purchase of 1.8 million shares of our common stock that we had agreed to repurchase in December 2010 pursuant to the 2010 Stock Repurchase Program. The 2010 Stock Repurchase Program expired on December 31, 2010.

On February 3, 2011, our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1.5 billion of our common stock, on terms and conditions to be determined by the Company, until the earlier of March 31, 2012 and a determination by the Board of Directors to discontinue the repurchase program.

Dividend

On February 10, 2010, Activision Blizzard's Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010, and on April 2, 2010, we made a cash dividend payment of $187 million to such shareholders. On October 22, 2010, the Company made dividend equivalent payments of $2 million related to this cash dividend to the holders of restricted stock units.

On February 9, 2011, our Board of Directors approved a cash dividend of $0.165 per share to be paid on May 11, 2011 to shareholders of record at the close of business on March 16, 2011.

21. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) at December 31, 2010 and 2009 were as follows (amounts in millions):

	At December 31, 2010	At December 31, 2009
Foreign currency translation adjustment	$(11)	$(22)
Unrealized depreciation on investments, net of deferred income taxes of $(1) and $(2) for December 31, 2010 and 2009, respectively	(2)	(2)
Accumulated other comprehensive loss	$(13)	$(24)

Income taxes were not provided for foreign currency translation items as these are considered indefinite investments in non-U.S. subsidiaries.

22. Supplemental Cash Flow Information

Supplemental cash flow information is as follows (amounts in millions):

	For the Years Ended December 31,		
	2010	2009	2008
Supplemental cash flow information:			
Cash paid for income taxes	$255	$257	$151
Cash paid for interest	2	5	2

23. Related Party Transactions

Treasury

Our foreign currency risk management program seeks to reduce risks arising from foreign currency fluctuations. We use derivative financial instruments, primarily currency forward contracts and swaps, with Vivendi as our principal counterparty. The gross notional amount of outstanding foreign exchange swaps was $138 million and $120 million at December 31, 2010 and 2009, respectively. A pretax net unrealized gain of less than a million and unrealized loss of $2 million for the years ended December 31, 2010 and 2009, respectively, resulted from the foreign exchange contracts and swaps with Vivendi and were recognized in the consolidated statements of operations.

Prior to the Business Combination, Vivendi maintained a centralized cash management pool from which Vivendi Games borrowed and loaned cash on a daily basis. Net cash transfers, under the cash pooling agreement, were included in owner's equity as part of net transfers to Vivendi. Vivendi charged Vivendi Games interest on the cumulative net cash transfers and such charges are included in investment income (loss), net in the consolidated statements of operations. Net interest earned from Vivendi for the year ended December 31, 2008 was $4 million.

In addition, in accordance with the terms of the Business Combination Agreement, in 2008 Vivendi Games settled its payable to Vivendi S.A. and distributed its excess cash on-hand as defined in the Business Combination Agreement immediately prior to the close of the transaction, resulting in cash payments of $79 million to settle its payable and $79 million to distribute its excess cash to Vivendi.

Others

Activision Blizzard has entered into various transactions and agreements, including cash management services, investor agreement, tax sharing agreement, and music royalty agreements with Vivendi and its subsidiaries and affiliates. Effective July 23, 2010, we terminated our unsecured credit agreement with Vivendi, the lender, which provided for a revolving credit facility of up to $475 million. None of these services, transactions and agreements with Vivendi and its subsidiaries and affiliates is material either individually or in the aggregate to the consolidated financial statements as a whole.

Annual overhead and support costs were allocated to Vivendi Games by Vivendi to approximate management leadership, treasury, legal, tax and other similar service-based support functions incurred on Vivendi Games' behalf. These costs amounted to approximately $2 million in 2008. These allocations were included in the accompanying consolidated statements of operations as general and administrative expense.

For the year ended December 31, 2008, a management fee of approximately $1 million was allocated to Vivendi Games from Vivendi for insurance, share-employee costs and other general corporate support functions incurred on Vivendi Games' behalf. This allocation is included in the accompanying consolidated statements of operations as general and administrative expense.

In addition, we are party to a number of agreements with Universal Music Group, a wholly owned subsidiary of Vivendi, and its affiliates. These agreements pertain to the licensing of master recordings and compositions for our games and for marketing and promotional purposes. We expensed and paid an aggregate of $12 million, $14 million and $2 million in royalties and other fees (including fees relating to the marketing of artists whose music was licensed for our games) to Universal Music Group and its affiliates for those uses during the years ended December 31, 2010, 2009 and 2008, respectively. Royalty amounts due to Universal Music Group and its affiliates are not material at December 31, 2010, 2009 and 2008.

24. Recently Issued Accounting Pronouncements

In October 2009, the FASB issued an update to *Revenue Recognition—Multiple-Deliverable Revenue Arrangements*. This update establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This update provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this update also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this update are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. The adoption of this update on January 1, 2011 will not have a material impact on the consolidated financial statements.

In October 2009, the FASB issued an update to *Software—Certain Revenue Arrangements That Include Software Elements*. This update changes the accounting model for revenue arrangements that include both tangible products and software elements that are "essential to the functionality," and excludes these products from the scope of current software revenue guidance. The new guidance will include factors to help companies determine which software elements are considered "essential to the functionality." The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this update are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. The adoption of this update on January 1, 2011 will not have a material impact on the consolidated financial statements.

25. Subsequent events

Restructuring Plan. On February 3, 2011, the Board of Directors of the Company approved a restructuring plan involving a focus on the development and publication of a reduced slate of titles on a going-forward basis, including the discontinuation of the development of all music-based games and the closure of the related business unit and the cancellation of other titles then in production, and a related reduction in studio headcount and corporate overhead. Driven by a desire to improve operating margin by focusing the Company's resources on titles the Company believes have the largest potential for success and the anticipation of a continuing weak environment for casual and music-based games, the plan will result in the separation of approximately 500 employees. The plan is expected to be implemented in the quarter ending March 31, 2011, resulting in a net pretax charge in the first two quarters of 2011, which is expected to total between $35 million and $50 million, comprised of severance costs, the costs of other separation benefits and other exit costs. All of the above estimated charges are expected to result in future cash expenditures during 2011.

Repurchase Program. On February 3, 2011, our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1.5 billion of our common stock until the earlier of March 31, 2012 and a determination by the Board of Directors to discontinue the repurchase program.

Cash Dividend. On February 9, 2011, our Board of Directors approved a cash dividend of $0.165 per common share to be paid on May 11, 2011 to shareholders of record at the close of business on March 16, 2011.

26. Quarterly Financial and Market Information (Unaudited)

	For the Quarters Ended			
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
	(Amounts in millions, except per share data)			
Net revenues	$1,427	$745	$967	$1,308
Cost of sales	878	349	367	533
Operating (loss) income	(397)	55	300	511
Net (loss) income	(233)	51	219	381
Basic (loss) earnings per share	(0.20)	0.04	0.18	0.30
Diluted (loss) earnings per share	(0.20)	0.04	0.17	0.30

	For the Quarters Ended			
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
	(Amounts in millions, except per share data)			
Net revenues	$1,557	$703	$1,038	$981
Cost of sales	1,012	339	472	484
Operating (loss) income	(432)	9	218	179
Net (loss) income	(286)	15	195	189
Basic (loss) earnings per share	(0.23)	0.01	0.15	0.14
Diluted (loss) earnings per share	(0.23)	0.01	0.15	0.14

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the NASDAQ National Market under the symbol "ATVI."

The following table sets forth, for the periods indicated, the high and low reported sale prices for our common stock. At February 18, 2011, there were 1,810 holders of record of our common stock.

	High	Low
2009		
First Quarter Ended March 31, 2009	$10.99	$8.14
Second Quarter Ended June 30, 2009	13.14	9.85
Third Quarter Ended September 30, 2009	13.00	10.79
Fourth Quarter Ended December 31, 2009	12.96	10.25
2010		
First Quarter Ended March 31, 2010	$12.18	$9.93
Second Quarter Ended June 30, 2010	12.58	9.99
Third Quarter Ended September 30, 2010	12.09	10.32
Fourth Quarter Ended December 31, 2010	12.65	10.78

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Activision Blizzard Inc. under the Exchange Act or the Securities Act of 1933, as amended.

The graph below matches the cumulative 69-month total return of holders of our common stock with the cumulative total returns of the NASDAQ Composite index and the RDG Technology Composite index. The graph assumes that the value of the investment in our common stock and in each of the indexes (including reinvestment of dividends) was $100 on March 31, 2005 and tracks each such investment through December 31, 2010.

For periods prior to July 9, 2008, before the Business Combination, the share price information for the Company is for Activision, Inc. In connection with the Business Combination, Activision, Inc. changed its name to Activision Blizzard, Inc. and its fiscal year end from March 31 to December 31.

COMPARISON OF 69 MONTH CUMULATIVE TOTAL RETURN*
Among Activision Blizzard, Inc., the NASDAQ Composite Index
and the RDG Technology Composite Index


$300
$250
$200
$150
$100
$50
$0
3/31/05
3/31/06
3/31/07
3/31/08
12/31/08
12/31/09
12/31/10
Activision Blizzard, Inc.
NASDAQ Composite
RDG Technology Composite

* 100 invested on 3/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	3/05	3/06	3/07	3/08	12/08	12/09	12/10
Activision Blizzard, Inc.	100.00	124.23	170.63	246.04	155.68	200.18	227.24
NASDAQ Composite	100.00	116.44	123.31	117.13	80.99	117.60	138.24
RDG Technology Composite	100.00	118.16	122.41	118.74	79.77	128.27	144.98

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Cash Dividends

On February 9, 2011, our Board of Directors approved a cash dividend of $0.165 per common share payable on May 11, 2011 to shareholders of record of the Company's common stock on March 16, 2011. On February 10, 2010, our Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010 and, on April 2, 2010, we made a cash dividend payment to such shareholders. Additionally, on October 22, 2010, the Company made dividend equivalent payments related to the 2010 cash dividend to the holders of restricted stock units. We did not pay cash dividends in 2009.

Upon completion of the Business Combination on July 9, 2008, Vivendi Games returned $79 million of capital to Vivendi and distributed its excess cash on-hand, as defined in the Business Combination Agreement, of $79 million to Vivendi.

Future dividends will depend upon our earnings, financial condition, cash requirements, future prospects, and other factors deemed relevant by our Board of Directors. There can be no assurances that dividends will be declared in the future.

Return of capital to Vivendi related to settlement of pre-Business Combination taxes

Prior to the Business Combination, Vivendi Games' income taxes are presented in the financial statements as if Vivendi Games were a stand-alone taxpayer even though Vivendi Games' operating results are included in the consolidated federal, certain foreign, and state and local income tax returns of Vivendi or Vivendi's subsidiaries. Based on the subsequent filing of these tax returns by Vivendi or Vivendi's subsidiaries, we determined that the amount paid by Vivendi Games was greater than the actual amount due (and settled) based upon filing of these returns. This difference between the amount paid and the actual amount due (and settled) represents a return of capital to Vivendi, which was required in accordance with the terms of the Business Combination agreement immediately prior to the close of the Business Combination.

Stock Splits

In July 2008, the Board of Directors approved a two-for-one split of our outstanding common stock effected in the form of a stock dividend ("the split"). The stock dividend was issued on September 5, 2008 to shareholders of record as of August 25, 2008. The par value of our common stock was maintained at the pre-split amount of $.000001 per share. The Consolidated Financial Statements and Notes thereto, including all share and per share data, have been restated as if the split had occurred as of the earliest period presented.

Issuer Purchase of Equity Securities (amounts in millions, except number of shares and per share data)

The following table provides the number of shares purchased and average price paid per share during each quarter of 2010, the total number of shares purchased as part of our publicly announced share repurchase programs, and the approximate dollar value of shares that could still be purchased under our $1 billion stock repurchase program as of the end of the relevant period.

Period	Total number of shares repurchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet to be purchased under the plan (in millions)
January 1, 2010—March 31, 2010	9,819,847	$10.91	9,819,847	$908
April 1, 2010—June 30, 2010	22,552,956	10.75	22,552,956	666
July 1, 2010—September 30, 2010	24,154,962	10.90	24,154,962	402
October 1, 2010—October 31, 2010	300,100	10.81	300,100	399
November 1, 2010—November 30, 2010	9,014,217	11.63	9,014,217	294
December 1, 2010—December 31, 2010	19,631,407	12.13	19,631,407	—(1)
Subtotal for the fourth quarter of 2010	28,945,724	11.96	28,945,724	
Total	85,473,489	$11.22	85,473,489	

(1) In January 2010, we settled a $15 million purchase of 1.3 million shares of our common stock that we had agreed to repurchase in December 2009 pursuant to the stock repurchase program authorized by our Board of Directors in 2008 and amended by the Board in 2009 under which we were authorized to repurchase up to $1.25 billion of our common stock until December 31, 2009. Purchases during the period from February 2010 through December 2010 were made pursuant to the stock repurchase program authorized by our Board of Directors on February 10, 2010, pursuant to which we were authorized to repurchase up to $1 billion of our common stock from time to time on the open market or in private transactions, including structured or accelerated transactions, until December 31, 2010. In addition to the repurchases in the table, in January 2011, we settled the purchase of 1.8 million shares of our common stock at an average price per share of $12.48 for $22 million that we had agreed to repurchase in December 2010 pursuant to that stock repurchase program.

On February 3, 2011, our Board of Directors approved a stock repurchase program pursuant to which we may repurchase up to $1.5 billion of the Company's common stock from time to time on the open market or in private transactions, including structured or accelerated transactions, on terms and conditions to be determined by the Company, until the earlier of March 31, 2012 and a determination by the Board of Directors to discontinue the repurchase program.

EXPLANATORY NOTE

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly- owned subsidiary of Vivendi , and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. ("Activision Blizzard"). For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard, Inc. prior to July 10, 2008 are those of Vivendi Games, Inc.

CAUTIONARY STATEMENT

This Annual Report contains, or incorporates by reference, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and include, but are not limited to: (1) projections of revenues, expenses, income or loss, earnings or loss per share, cash flow or other financial items; (2) statements of our plans and objectives, including those relating to product releases; (3) statements of future economic performance; and (4) statements of assumptions underlying such statements. We generally use words such as "outlook," "forecast," "will," "could," "should," "would," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming" and other similar expressions to help identify forward-looking statements. Forward-looking statements are subject to business and economic risk, reflect management's current expectations, estimates and projections about our business, and are inherently uncertain and difficult to predict. Our actual results could differ materially. The forward-looking statements contained herein speak only at the date on which our Form 10-K was first filed. Some of the risk factors that could cause our actual results to differ from those stated in forward-looking statements can be found in "Risk Factors" included in Part I, Item 1A of our Annual Report on Form 10-K. The forward-looking statements contained herein are based upon information available to us as of the date of our Annual Report on Form 10-K and we assume no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and may cause actual results to differ materially from current expectations.

Activision Blizzard's names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or trade names of Activision Blizzard.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
FINANCIAL INFORMATION
For the Year Ended December 31, 2010 and 2009
(Amounts in millions)

	Year Ended					
	December 31, 2010		December 31, 2009		$ Increase	% Increase
	Amount	% of Total	Amount	% of Total	(Decrease)	(Decrease)
GAAP Net Revenues by Distribution Channel						
Retail channel	2,629	59 %	$ 2,622	61 %	$ 7	- %
Digital online channel*	1,440	32	1,234	29	206	17
Total Activision and Blizzard	4,069	91	3,856	90	213	6
Distribution	378	9	423	10	(45)	(11)
Total consolidated GAAP net revenues	4,447	100	4,279	100	168	4
Change in Deferred Net Revenues[1]						
Retail channel	243		457			
Digital online channel*	113		39			
Total changes in deferred net revenues	356		496			
Non-GAAP Net Revenues by Distribution Channel						
Retail channel	2,872	60	3,079	64	(207)	(7)
Digital online channel*	1,553	32	1,273	27	280	22
Total Activision and Blizzard	4,425	92	4,352	91	73	2
Distribution	378	8	423	9	(45)	(11)
Total non-GAAP net revenues [2]	4,803	100 %	$ 4,775	100 %	$ 28	1 %

1 We provide net revenues including (in accordance with GAAP) and excluding (non-GAAP) the impact of changes in deferred net revenues.
2 Total non-GAAP net revenues presented also represents our total operating segment net revenues.
* Represents revenues from subscriptions and licensing royalties, value added services, downloadable contents, digitally distributed products, and wireless devices.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
SEGMENT INFORMATION
For the Year Ended December 31, 2010 and 2009
(Amounts in millions)

	Year Ended					
	December 31, 2010		December 31, 2009		$ Increase	% Increase
	Amount	% of Total	Amount	% of Total	(Decrease)	(Decrease)
Segment net revenues:						
Activision[i]	$ 2,769	62 %	$ 3,156	74 %	$ (387)	(12)%
Blizzard[ii]	1,656	37	1,196	28	460	38
Distribution[iii]	378	9	423	10	(45)	(11)
Operating segment total	4,803	108	4,775	112	28	1
Reconciliation to consolidated net revenues:						
Net effect from deferral of net revenues	(356)	(8)	(497)	(12)		
Other[iv]	---	---	1	---		
Consolidated net revenues	$ 4,447	100 %	$ 4,279	100 %	168	4
Segment income from operations:						
Activision[i]	$ 511		$ 663		(152)	(23)
Blizzard[ii]	850		555		295	53
Distribution[iii]	10		16		(6)	(38)
Operating segment total	1,371		1,234		137	11
Reconciliation to consolidated operating income (loss):						
Net effect from deferral of net revenues and related cost of sales	(319)		(383)			
Stock-based compensation expense	(131)		(154)			
Restructuring	(3)		(23)			
Amortization of intangible assets and purchase price accounting related adjustments	(123)		(259)			
Impairment of intangible assets	(326)		(409)			
Integration and transactions costs	---		(24)			
Other[iv]	---		(8)			
Consolidated operating income (loss)	$ 469		$ (26)		$ 495	NM%
Operating margin from total operating segments	29%		26%			

(i) Activision Publishing ("Activision") publishes interactive entertainment products and contents.
(ii) Blizzard Blizzard Entertainment, Inc. and its subsidiaries ("Blizzard") publishes PC games and online subscription-based games in the MMORPG category.
(iii) Activision Blizzard Distribution ("Distribution") - distributes interactive entertainment software and hardware products
(iv) Other represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently, we are no longer providing separate operating segment disclosure.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP MEASURES
(Amounts in millions, except earnings per share data)

Year Ended December 31, 2010		Net Revenues	Cost of Sales - Product Costs	Cost of Sales - MMORPG	Cost of Sales - Software Royalties and Amortization	Cost of Sales - Intellectual Property Licenses	Product Development	Sales and Marketing	General and Administrative	Impairment of Intangible Assets	Total Costs and Expenses
GAAP Measurement		$ 4,447	$ 1,350	$ 241	$ 338	$ 197	$ 642	$ 520	$ 364	326	$ 3,978
Less: Net effect from deferral in net revenues and related cost of sales	(a)	356	3	-	29	5	-	-	-	-	37
Less: Stock-based compensation	(b)	-		-	(65)	-	(12)	(8)	(46)	-	(131)
Less: Restructuring (included in general and administrative)	(c)	-		-	-	-	-	-	(3)	-	(3)
Less: Amortization of intangible assets and purchase price accounting related adjustments	(d)	-	(5)	-	(15)	(102)	-	-	(1)	-	(123)
Less: Impairment of intangible assets	(e)	-	-	-	-	-	-	-	-	(326)	(326)
Non-GAAP Measurement		$ 4,803	$ 1,348	$ 241	$ 287	$ 100	$ 630	$ 512	$ 314	$ -	$ 3,432

Year Ended December 31, 2010		Operating Income	Net Income	Basic Earnings per Share	Diluted Earnings per Share
GAAP Measurement		$ 469	$ 418	$ 0.34	$ 0.33
Less: Net effect from deferral in net revenues and related cost of sales	(a)	319	232	0.19	0.19
Less: Stock-based compensation	(b)	131	88	0.07	0.07
Less: Restructuring (included in general and administrative)	(c)	3	2	-	-
Less: Amortization of intangible assets and purchase price accounting related adjustments	(d)	123	53	0.04	0.04
Less: Impairment of intangible assets	(e)	326	198	0.16	0.16
Non-GAAP Measurement		$ 1,371	$ 991	$ 0.81	$ 0.79

(a) Reflects the net change in deferred net revenues and related cost of sales.
(b) Includes expense related to stock-based compensation.
(c) Reflects restructuring related to the Business Combination with Vivendi Games. Restructuring activities includes severance costs, facility exit costs and balance sheet write down and exit costs from the cancellation of projects
(d) Reflects amortization of intangible assets, and the change in the fair value of assets and liabilities from purchase price accounting related adjustments.
(e) Reflects impairment of intangible assets acquired as a result of purchase price accounting.

The per share adjustments are presented as calculated, and the GAAP and non-GAAP earnings per share information is also presented as calculated. The sum of these measures, as presented, may differ due to the impact of rounding.


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Board of Directors

Jean-Bernard Lévy
Chairman of the Management Board and Chief Executive Officer, Vivendi

Brian G. Kelly
Co-Chairman of the Board, Activision Blizzard

Philippe Capron
Chief Financial Officer, Vivendi

Robert J. Corti
Chairman, Avon Products Foundation

Frédéric Crépin
Senior Vice President, Head of Legal, Vivendi

Lucian Grainge
Chief Executive Officer, Universal Music Group

Robert A. Kotick
President and Chief Executive Officer, Activision Blizzard

Robert J. Morgado
Chairman, Maroley Media Group

Stéphane Roussel
Senior Executive Vice President, Human Resources, Vivendi

Richard Sarnoff
Senior Advisor, Kohlberg Kravis Roberts & Co.

Régis Turrini
Senior Executive Vice President, Strategy and Development, Vivendi

Officers

Robert A. Kotick
President and Chief Executive Officer, Activision Blizzard

Thomas Tippl
Chief Operating and Financial Officer, Activision Blizzard

Mike Morhaime
President and Chief Executive Officer, Blizzard Entertainment

Eric Hirshberg
Chief Executive Officer, Activision Publishing

Brian Hodous
Chief Customer Officer, Activision Blizzard

George L. Rose
Chief Public Policy Officer, Activision Blizzard

Chris B. Walther
Chief Legal Officer, Activision Blizzard

Ann E. Weiser
Chief Human Resources Officer, Activision Blizzard

Special Advisors

Michael Griffith
Vice Chairman, Activision Blizzard

Ronald Doornink
Special Advisor, Activision Blizzard

Transfer Agent

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004
(800) 509-5586

Auditor

PricewaterhouseCoopers LLP
Los Angeles, California

Corporate Headquarters

Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

Domestic Offices

Austin, Texas
Carlsbad, California
Dallas, Texas
Eagan, Minnesota
Eden Prairie, Minnesota
El Segundo, California
Encino, California
Fayetteville, Arkansas
Foster City, California
Fresno, California
Irvine, California
Los Angeles, California
Menands, New York
Middleton, Wisconsin
New York, New York
Novato, California
Portland, Maine
Santa Clara, California
Santa Monica, California
Woodland Hills, California

International Offices

Birmingham, United Kingdom
Buenos Aires, Argentina
Burglengenfeld, Germany
Copenhagen, Denmark
Cork, Ireland
Dublin, Ireland
Hong Kong, China
Leamington Spa, United Kingdom
Legnano, Italy
London, United Kingdom
Madrid, Spain
Mexico City, Mexico
Mississauga, Canada
Munich, Germany
Oslo, Norway
Paris, France
Quebec City, Canada
São Paulo, Brazil
Schiphol, The Netherlands
Seoul, South Korea
Shanghai, China
Singapore
Stockholm, Sweden
Stockley Park, United Kingdom
Sydney, Australia
Taipei, Region of Taiwan
Vancouver, Canada
Velizy, France
Venlo, The Netherlands

World Wide Web Site

www.activisionblizzard.com

E-Mail

IR@activisionblizzard.com

Annual Meeting

June 2, 2011, 9:00 am PDT
Equity Office
3200 Ocean Park Boulevard
Santa Monica, California 90405

Annual Report on Form 10-K

Activision Blizzard's Annual Report on Form 10-K for the calendar year ended December 31, 2010 is available to shareholders without charge upon request by calling our Investor Relations department at (310) 255-2000 or by mailing a request to our Corporate Secretary at our corporate headquarters.

Non-Incorporation

Portions of the Company's 2010 Form 10-K, as filed with the SEC, are included within this Annual Report. Other than these portions of the Form 10-K, all other portions of this Annual Report are not "filed" with the SEC and should not be deemed so.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



3100 OCEAN PARK BOULEVARD
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TELEPHONE: (310) 255-2000
FAX: (310) 255-2100
WWW.ACTIVISIONBLIZZARD.COM